Form 10-K, Exhibit 13
period 1995-03-30
COLLINS & AIKMAN CORP
filed 1995-04-28
CIK 846815

SELECTED FINANCIAL DATA
(in thousands, except per share data)

[CAPTION]

                                                                                    Fiscal Year Ended
                                                         JANUARY 28,    January 29,    January 30,    January 25,    January 26,
                                                                1995           1994        1993(1)           1992           1991
STATEMENT OF OPERATIONS DATA:
Net sales                                                $ 1,536,002    $ 1,305,517    $ 1,277,500    $ 1,184,316    $ 1,232,403
Gross margin                                                 371,133        309,727        299,027        257,499        270,782
Selling, general and administrative expenses                 198,293        196,585        218,441        202,690        192,002
Management equity plan expense                                    --         26,736             --             --             --
Restructuring costs                                               --             --         10,000             --         17,275
Goodwill amortization and write-off                               --        132,630          3,702          3,702          3,798
Operating income (loss)                                  $   172,840    $   (46,224)   $    66,884    $    51,107    $    57,707
Interest expense, net (2)                                     75,683        111,291        110,867        107,974        106,099
Income (loss) from continuing operations before income
  taxes                                                       87,283       (162,048)       (48,497)       (61,382)       (52,907)
Income (loss) from continuing operations                      75,746       (173,325)       (45,341)       (73,336)       (57,386)
Income (loss) before extraordinary items                      75,746       (277,664)      (263,658)       (89,701)       (86,983)
Net loss                                                     (30,782)      (277,664)      (263,658)      (133,810)       (57,908)
Loss from continuing operations per common share                (.39)         (7.23)         (2.35)         (3.27)         (2.63)
BALANCE SHEET DATA:
Total assets                                             $   681,071    $   918,825    $ 1,141,434    $ 1,300,304    $ 1,412,790
Long-term debt, including current portion                    566,077        923,554        982,205        941,838        930,065
Redeemable preferred stock                                        --        122,368         98,602         79,754         69,240
Common stockholders' equity (deficit)                       (412,622)      (702,220)      (421,460)      (130,921)        18,821
OTHER DATA (FROM CONTINUING OPERATIONS):
Capital expenditures                                     $    84,423    $    44,923    $    38,209    $    38,928    $    42,885
Depreciation                                                  43,882         42,232         45,463         43,899         42,532

(1) 1992 was a 53-week year.
(2) Excludes amounts related to discontinued operations of $18,871 in 1993, $23,010 in 1992, $25,062 in 1991 and $33,040 in 1990.
16

MANAGEMENT'S DISCUSSION
AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

INITIAL PUBLIC OFFERING AND RECAPITALIZATION

On July 13, 1994, the Company completed an initial public offering (the "Offering") of 15.0 million shares of Common Stock at an initial public offering price of $10.50 per share. The net proceeds to the Company from the Offering and from the sale by the Company of an aggregate of 8.81 million shares of Common Stock to affiliates of the Company's principal shareholders together with proceeds under new credit facilities and available cash were used to effect a defeasance and redemption or repayment of virtually all outstanding indebtedness and all outstanding preferred stock of the Company and its subsidiaries (the "Recapitalization"). In addition, certain of the Company's indebtedness was exchanged for approximately 18.5 million shares of Common Stock. After the Offering and Recapitalization, approximately 70.5 million shares of Common Stock were outstanding.

The Recapitalization was designed to reduce the Company's indebtedness, significantly lower interest expense, improve operating and financial flexibility and provide liquidity for operations and other general corporate purposes. In connection with the Recapitalization, Collins & Aikman Holdings II Corporation, formerly the sole common stockholder of the Company, was merged into the Company and the Company changed its name to Collins & Aikman Corporation. Concurrently, Collins & Aikman Group, Inc. was merged into its wholly-owned subsidiary which changed its name to Collins & Aikman Products Co. For pro forma operating results see Note 2 to the consolidated financial statements.

GENERAL

The Company's continuing business segments consist of Automotive Products, which supplies interior trim products to the North American automotive industry; Interior Furnishings, which manufactures residential upholstery and commercial floorcoverings in the United States; and Wallcoverings, which produces residential and commercial wallpaper in North America. The Company's net sales in fiscal 1994 were $1,536 million, with approximately $905 million (59%) in Automotive Products, $414 million (27%) in Interior Furnishings, and $217 million (14%) in Wallcoverings. All references to a year with respect to the Company refer to the fiscal year of the Company which ends on the last Saturday of January of the following year. Capitalized terms that are used in this discussion and not defined herein have the meanings assigned to such terms in the Notes to Consolidated Financial Statements.

The industries in which the Company competes are cyclical. Automotive Products is influenced by the level of North American vehicle production. Interior Furnishings is primarily influenced by the level of residential, institutional and commercial construction and renovation. Wallcoverings is also influenced by levels of construction and renovation and by trends in home remodeling.
                                                                              17

RESULTS OF OPERATIONS

[CAPTION]

                                          Automotive Products                      Interior Furnishings             Wallcoverings
                                                                                                                    Fiscal Year
                                           Fiscal Year Ended                         Fiscal Year Ended                 Ended
                                JANUARY 28,   January 29,   January 30,   JANUARY 28,   January 29,   January 30,   JANUARY 28,
                                       1995          1994          1993          1995          1994          1993          1995
Net sales                         $ 904.9       $ 677.9       $ 643.8       $ 414.5       $ 407.2       $ 391.8       $ 216.6
Cost of goods sold                  730.1         555.4         532.1         287.1         294.7         282.5         147.7
Gross margin                        174.8         122.5         111.7         127.4         112.5         109.3          68.9
Selling, general and adminis-
  trative expenses                   51.5          54.9          57.1          70.0          68.0          70.8          61.9
Goodwill amortization, write
  off and other non-recurring
  charges (1)                          --          69.9           1.9            --          32.3           0.9            --
Segment operating income
  (loss) (2)                      $ 123.3       $  (2.3)      $  52.7       $  57.4       $  12.2       $  37.6       $   7.0
Gross margin percentages             19.3%         18.1%         17.3%         30.7%         27.6%         27.9%         31.8%
Operating margin percentages         13.6%          (.3)%         8.2%         13.8%          3.0%          9.6%          3.2%
                                January 29,   January 30,
                                       1994          1993
Net sales                         $ 220.4       $ 241.9
Cost of goods sold                  145.7         163.8
Gross margin                         74.7          78.1
Selling, general and adminis-
  trative expenses                   62.1          66.1
Goodwill amortization, write
  off and other non-recurring
  charges (1)                        30.5          10.9
Segment operating income
  (loss) (2)                      $ (17.9)      $   1.1
Gross margin percentages             33.9%         32.3%
Operating margin percentages         (8.1)%          .5%

(1) Goodwill amortization and write-off and other non-recurring charges consist of:
[CAPTION]

                                          Automotive Products                        Interior Furnishings             Wallcoverings
                                                                                                                      Fiscal Year
                                           Fiscal Year Ended                          Fiscal Year Ended                  Ended
                                 JANUARY 28,   January 29,   January 30,    JANUARY 28,   January 29,   January 30,    JANUARY 28,
                                        1995          1994          1993           1995          1994          1993           1995
Goodwill amortization and
  write-off                     $       --        $69.9         $ 1.9      $       --        $32.3         $ 0.9      $       --
Restructuring charges                   --           --            --              --           --            --              --
Total                           $       --        $69.9         $ 1.9      $       --        $32.3         $ 0.9      $       --
                                January 29,   January 30,
                                       1994          1993
Goodwill amortization and
  write-off                        $30.5         $ 0.9
Restructuring charges                 --          10.0
Total                              $30.5         $10.9

(2) Excludes $14.9 million, $38.3 million and $24.5 million of unallocated corporate expense in 1994, 1993 and 1992, respectively.
18

1994 COMPARED TO 1993

A discussion of the results of operations for each of the Company's operating segments follows:

AUTOMOTIVE PRODUCTS

NET SALES: Automotive Products' net sales increased 33.5% to approximately $904.9 million in 1994, up $227.0 million over 1993. The increase is attributable to increased sales volume, which reflects the impact of a 10.6% increase in North American automobile and light truck build in 1994 from 1993. Of the net sales increase, 53% related to automotive bodycloth, 20% related to convertible top and topstack products and 16% related to molded floor carpet. The remainder related to other automotive products.

The bodycloth increase was primarily due to the Company's jacquard velvets product line, currently utilized in such high volume models as the General Motors C/K Truck Line, and to other new placements including the Chevrolet Monte Carlo, the Ford Contour/Mystique, Windstar and F-Series Trucks and the Chrysler Cirrus/Stratus. Existing product placements which experienced significant overall increases in volume over 1993 were the Pontiac Grand Am and Bonneville and the Chrysler Minivans.

The molded floor carpet increase was due to a 17% increase in unit shipments principally related to increased production of high volume models including Cadillac Deville, Oldsmobile Aurora, General Motors C/K Truck Line, Chrysler Minivans, Ford Mustang, Toyota Camry, and the Dodge T-300 and Dakota Trucks.

The convertible top and topstack increase resulted from Ford's full production of the Mustang convertible and increased volume of the Chrysler LeBaron convertible.

These factors resulted in the Company's average revenue per North
American-produced vehicle of approximately $53 for 1994 compared to approximately $43 for 1993.

GROSS MARGIN: For 1994, gross margin was 19.3%, up from 18.1% in 1993. During the third and fourth quarters, the Company incurred premium freight and commission weaving costs related to capacity constraints for certain automotive seat fabrics. The premium freight and commission weaving costs offset the improvements in gross margin which resulted from spreading fixed costs over higher production volume and from continued benefits of reducing costs of nonconforming products. During 1995, the Company expects to continue to incur commission weaving costs at a declining rate into the second quarter on certain automotive seat fabric lines.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Automotive Products' selling, general and administrative expenses decreased 6.3% or $3.5 million in 1994 as compared to 1993. The reduction is attributable to lower styling and product development costs in the segment's automotive carpet product line and reduced administrative expenses resulting from reductions in administrative head count and changes in postretirement plan provisions.

INTERIOR FURNISHINGS

NET SALES: Interior Furnishings' net sales increased 1.8% to $414.5 million in 1994, up $7.3 million over 1993. In Decorative Fabrics, sales declined $7.2 million to $306.5 million. This decline was primarily due to the Company's redeployment of manufacturing capacity from certain Decorative Fabrics velvet furniture products to automotive seat fabrics and to softness in the Mastercraft product line commencing in the third quarter, which was partially offset by increased sales in the contract fabric lines. Management believes that the sales decline experienced by Mastercraft in the second half of 1994 primarily reflects increased competition from lower priced fabrics. In 1994, Floorcoverings net sales increased $14.4 million over 1993. This increase is largely attributable to a 16.3% increase in volume, primarily in six foot roll sales to the education and corporate markets and in sales in the southern United States.

GROSS MARGIN: Interior Furnishings' gross margin rose to 30.7% of sales in 1994 from 27.6% in 1993. The increase reflects improvements in manufacturing efficiencies in the Decorative Fabrics group resulting from Mastercraft's loom modernization and cost improvement programs, as well as improved sales volumes and product mix in Floorcoverings.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Interior Furnishings' selling, general and administrative expenses increased 2.9% or $2.0 million in 1994 from 1993. The increase is primarily due to increased selling expenses related to sales volume increases in Floorcoverings as well as the planned expansion of that group's sales staff.

WALLCOVERINGS

NET SALES: Wallcoverings' net sales decreased 1.7% to $216.6 million in 1994, down $3.8 million from 1993. The overall decrease in net sales continues to reflect a modest unit increase in the independent retailer ("dealer") and converter businesses offset by a decrease in unit shipments to chain businesses and by a planned reduction in sales to independent distributors. The Company believes that the decrease in the chain business reflects increased price competition from imports and delayed product replenishment by the chain stores.
                                                                              19

GROSS MARGIN: Wallcoverings' gross margin dropped to 31.8% of sales in 1994 from 33.9% in 1993. The decrease in gross margin reflects manufacturing inefficiencies in the third and fourth quarters of 1994 related to labor and materials utilization and the impact of spreading fixed costs over reduced production volume. The above factors offset improvements recognized in the first six months related to reductions in product close-out costs and improved absorption of fixed costs due to increased production of new product lines.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Wallcoverings' selling, general and administrative expenses decreased .3% to $61.9 million in 1994, down $.2 million over 1993. The decrease was due to lower administrative and selling expenses offset by planned increases in sample and product development costs.

TOTAL COMPANY

NET SALES: Net sales increased 17.7% to $1,536.0 million in 1994, up $230.5 million over 1993. The overall net sales increase reflects continued increases in the Company's Automotive Products and Interior Furnishings segments offset by continued decreases in the Wallcoverings segment as discussed above.

GROSS MARGIN: Gross margin increased to $371.1 million in 1994 or 24.2% of sales, up from $309.7 million or 23.7% of sales in 1993. The increase in the gross margin in 1994 relates primarily to increased volume in the Company's Automotive Products segment, which resulted in lower fixed costs per unit, and manufacturing efficiencies in the Interior Furnishings segment, offset by premium freight and commission weaving charges in the Automotive Products segment and manufacturing inefficiencies in the Wallcoverings segment, as described above.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses of $198.3 million in 1994 were $1.7 million higher than in 1993. In 1994, unallocated corporate expenses of $14.9 million were $3.4 million higher than 1993 expenses. The overall increase in unallocated corporate expenses relates to fees for services performed by affiliates of Blackstone Partners and of WP Partners in connection with the Company's evaluation of refinancing and strategic alternatives and certain other advisory services.

MANAGEMENT EQUITY PLAN: In 1993, the Company incurred a one-time charge of $26.7 million related to the Company's 1993 Employee Stock Option Plan (the "1993 Plan").

GOODWILL WRITE-OFF AND AMORTIZATION: During the third quarter ended October 30, 1993, the Company wrote off its remaining goodwill of $129.9 million. The write-off was based on management's assessment of the Company's financial condition given the Company's capital structure at that time. Although management of the Company, based on the facts known to it at October 30, 1993, was expecting both cyclical and long-term improvement in the results of operations, an analysis suggested that, given the Company's capital structure at that time, a deterioration of the financial condition of the Company had occurred and cumulative future net income would not be sufficient to recover the Company's remaining goodwill balance of $129.9 million at October 30, 1993.

Goodwill amortization was $2.8 million in 1993. No goodwill amortization was recorded in 1994 as a result of the write-off of goodwill at October 30, 1993.

INTEREST EXPENSE: Interest expense allocated to continuing operations, net of interest income of $6.4 million in 1994 and $4.4 million in 1993, decreased to $75.7 million in 1994 from $111.3 million in 1993. In 1994, interest expense, including amounts allocated to discontinued operations and excluding interest income, decreased to $82.1 million from $135.1 million in 1993. The overall decrease in interest expense was due to the Recapitalization, which reduced the amount of outstanding indebtedness and replaced higher fixed rate indebtedness with variable rate borrowings. No interest was allocated to discontinued operations in 1994.

LOSS ON THE SALE OF RECEIVABLES: On July 13, 1994, the Company, as part of the Recapitalization, sold through its Carcorp subsidiary an undivided senior interest in a pool of accounts receivable to Chemical Bank. In connection with the receivables sale, a loss of $7.6 million was incurred in 1994. Of this loss, $1.3 million related to fees and expenses associated with the sale and $6.3 million related to discounts on the receivables sold.

INCOME TAXES: In 1994, the provision for income taxes was $11.5 million compared with $11.3 million in 1993. In 1994 and 1993 income tax expense consisted of foreign, state and franchise taxes.

DISCONTINUED OPERATIONS: The Company's loss from discontinued operations, including loss on disposals, was $104.3 million in 1993. This loss principally related to the accrual of additional reserves (i) for the significant reduction in estimated proceeds from disposition and other costs in connection with the sale or disposition of Builders Emporium's inventory, real estate and other assets (ii) to provide for employee severance and other costs and (iii) to realize a previously unrecognized loss as a result of the decision to retain Dura. The 1993 loss was partially offset by a $28.1 million gain on the sale of Kayser-Roth. In 1994, discontinued operations did not result in any charges against earnings.
20

EXTRAORDINARY LOSS ON THE EXTINGUISHMENT OF DEBT: On July 13, 1994, the Company, as part of the Recapitalization, recognized a loss on the extinguishment of debt of $106.5 million. This second quarter 1994 loss consisted of $9.6 million of premiums paid to redeem indebtedness and $96.9 million of unamortized discounts, deferred financing charges and defeasance costs.

NET INCOME: The combined effect of the foregoing resulted in a net loss of $30.8 million in 1994 compared to a net loss of $277.7 million in 1993.

1993 COMPARED TO 1992

A discussion of the results of operations for each of the Company's operating segments follows:

AUTOMOTIVE PRODUCTS

NET SALES: Automotive Products' net sales increased 5.3% in 1993 to $677.9 million. Net sales growth increased, primarily during the second half of 1993, due to a number of factors. First, growth in the North American vehicle build accelerated due in part to increased production by the transplants. Second, the Company won placement of its products on a number of new and existing vehicle lines in 1993. Third, the Company continued to benefit from increasing sales content per vehicle. These factors were offset by decreased demand for product for certain key models in the second quarter due to OEM production downtime during model changeovers.

GROSS MARGIN: Automotive Products' gross margin increased to 18.1% in 1993 from 17.3% in 1992 as a result of improved product mix primarily due to new fabric placements and as a result of improved absorption of fixed manufacturing costs over a larger sales volume.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses as a percent of net sales decreased to 8.1% in 1993 from 8.9% in 1992. Of this 0.8% decrease, 0.5% was due to the absorption of fixed costs over a greater sales volume with the remainder relating principally to cost reductions from reduced product development activities.

INTERIOR FURNISHINGS

NET SALES: Interior Furnishings' net sales increased 3.9% in 1993 to $407.2 million. The increase in net sales was attributable to an industry-wide strengthening of furniture sales in 1993 (somewhat offset by an industry-wide decline in sales volume during the second quarter of 1993) and to increased sales of the Company's patented Powerbond RS(Register mark) floorcovering products. Net sales increased by 5.6% at both Mastercraft, which represents 66.0% of Interior Furnishings' sales, and Floorcoverings due largely to volume increases.

GROSS MARGIN: Interior Furnishings' gross margin decreased to 27.6% in 1993 from 27.9% in 1992 due to price deterioration in the lower-end woven velvet product line of the Decorative Fabrics group.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses as a percent of net sales decreased to 16.7% from 18.1% primarily due to cost reduction initiatives aimed at streamlining marketing efforts in the Greeff product line.

WALLCOVERINGS

NET SALES: Wallcoverings' net sales decreased 8.9% in 1993 to $220.4 million. The decrease in sales was primarily due to the consolidation of certain product distribution channels and to Wallcoverings' downsizing program. In the fourth quarter, management responded to these reduced sales by aggressively rebuilding dealer shelf space. As a result, sample book placements in the dealer market increased.

GROSS MARGIN: Wallcoverings' gross margin increased to 33.9% in 1993 from 32.3% in 1992 as a result of manufacturing cost reduction initiatives aimed at improving product quality and streamlining production processes.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses were reduced by 1.8% of net sales due to the elimination of outside information systems processing. An 8.9% reduction in net sales resulted in an increase in selling, general, and administrative expenses as a percent of net sales to 28.2% from 27.3%.

TOTAL COMPANY

NET SALES: Net sales increased 2.2% to $1,305.5 million in 1993 (a 52-week year) from $1,277.5 million in 1992 (a 53-week year). The overall increase in net sales reflected improvement in Automotive Products and Interior Furnishings offset by a decrease in net sales at Wallcoverings.

GROSS MARGIN: Gross margin increased to $309.7 million or 23.7% of sales in 1993, up from $299.0 million or 23.4% of sales in 1992. The increase in the gross margin in 1993 relates primarily to increased volume in the Company's Automotive Products segment, which resulted in lower fixed costs per unit, and cost reduction initiatives in the Wallcoverings segment offset partially by price deterioration in the Interior Furnishings segment, as described above.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES: Selling, general and administrative expenses of $196.6 million
                                                                              21
were $21.9 million lower than in 1992. In 1993, unallocated corporate expenses of $11.5 million were $12.9 million lower than 1992. The overall decrease in unallocated corporate expenses relates to the reduction and relocation of headquarters staff from California to North Carolina.

MANAGEMENT EQUITY PLAN: In 1993, the Company incurred a one-time charge of $26.7 million related to the 1993 Plan.

GOODWILL WRITE-OFF AND AMORTIZATION: During the third quarter ended October 30, 1993, the Company wrote off its remaining goodwill of $129.9 million. The write-off was based on management's assessment of the Company's financial condition given the Company's capital structure at that time. Although management of the Company, based on the facts known to it at October 30, 1993, was expecting both cyclical and long-term improvement in the results of operations, an analysis suggested that, given the Company's capital structure at that time, a deterioration of the financial condition of the Company had occurred and cumulative future net income would not be sufficient to recover the Company's remaining goodwill balance of $129.9 million at October 30, 1993.

Goodwill amortization was $2.8 million in 1993 and $3.7 million in 1992.

RESTRUCTURING CHARGES: In 1992, the Company reevaluated the distribution methods as well as certain manufacturing and product lines in Wallcoverings. This reevaluation resulted in a restructuring charge of $10.0 million for the closure of certain manufacturing facilities. Of this amount, $2.7 million related to asset write-downs and $7.3 million related to the consolidation of Wallcoverings' operations.

INTEREST EXPENSE: Interest expense for continuing operations, net of interest income of $4.4 million in 1993 and $4.0 million in 1992, increased to $111.3 million during 1993 compared to $110.9 million in 1992. Interest expense, including amounts allocated to discontinued operations and excluding interest income, decreased to $135.1 million during 1993 compared to $138.3 million in 1992. The decrease in interest expense was due to the additional week in 1992 and a reduction in the Company's weighted average cost of borrowings.

INCOME TAXES: In 1993, income taxes of $11.3 million consisted of foreign and state taxes. This amount compared with a 1992 tax benefit of $3.2 million which was comprised of a foreign and state tax provision of $3.5 million offset by a Federal tax benefit of approximately $6.7 million.

DISCONTINUED OPERATIONS: The Company's loss from discontinued operations was $104.3 million for 1993 and $218.3 million for 1992, including losses on disposals of $99.6 million and $168.0 million, respectively.

The 1993 loss is primarily attributable to the $125.5 million additional charge arising from the Company's determination as of the end of the second quarter of 1993 that it would be unable to sell Builders Emporium as an ongoing entity. This was offset by a $28.1 million gain on the sale of Kayser-Roth. The 1992 loss reflected primarily the expected loss on the anticipated sale of Builders Emporium.

NET INCOME: The combined effect of the foregoing resulted in a net loss of $277.7 million in 1993 compared to a net loss of $263.7 million in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

The Company and its subsidiaries had cash and cash equivalents totaling $3.3 million and $81.4 million at January 28, 1995 and January 29, 1994, respectively. The decrease in the Company's cash balance is primarily due to the Recapitalization which occurred in July 1994.

During the fourth quarter of 1993, the Company sold Kayser-Roth for approximately $170 million (before the post-closing purchase price adjustment described below) including a $70 million note. A portion of the proceeds was used to repay $66 million of borrowings under a Kayser-Roth credit facility. On April 27, 1994, the Kayser-Roth note was paid with accrued interest resulting in cash proceeds of $71.2 million to the Company. A post-closing purchase price adjustment of $5.1 million was paid to the purchaser of Kayser-Roth on September 1, 1994.

As part of the Recapitalization, the Company's C&A Products subsidiary entered into the New Credit Facilities on July 13, 1994. The New Credit Facilities consist of (i) the Term Loan Facilities, comprised of term loans in an aggregate principal amount of $475 million (including a $45 million Canadian loan) and having a term of eight years, which were drawn in full on the closing date, (ii) the Revolving Facility, having an aggregate principal amount of up to $150 million and a term of seven years and (iii) the Bridge Receivables Facility having an aggregate face amount of up to $150 million and a term of seven years. The New Credit Facilities contain restrictive covenants including maintenance of EBITDA (earnings before interest, taxes, depreciation and amortization including the non cash write-off of goodwill) and interest coverage ratios, leverage and liquidity tests and various other restrictive covenants which are typical for such facilities. In addition, C&A Products is prohibited from paying dividends or making other distributions to the Company except to the extent necessary to allow the Company to pay taxes, ordinary expenses, permitted dividends on the Common Stock, the repurchase price for shares or options pursuant to contractual obligations and to make permitted investments in finance, foreign or acquired subsidiaries. The Company does not believe such prohibition will have a material adverse impact on the Company because all the Company's operations are conducted, and all the Company's debt obligations are issued, by C&A Products and its subsidiaries.

On March 31, 1995, C&A Products repaid and terminated the Bridge Receivables Facility and entered, through a trust formed by its wholly-owned, bankruptcy remote subsidiary ("Carcorp"), into a new receivables facility (the "Receivables Facility") comprised of (i) term certificates, which were issued on March 31, 1995, in an aggregate face amount of $110 million and having a term of five years and (ii) variable funding certificates, which represent revolving commitments, of up to an aggregate of $75 million and having a term of five years. Carcorp purchases on a revolving basis and transfers to the trust virtually all trade receivables generated by C&A Products and certain of its subsidiaries (the "Sellers"). The certificates represent the right to receive payments generated by the receivables held by the trust.

Availability under the variable funding certificates at any time depends primarily on the amount of receivables generated by the Sellers from sales to the auto industry, the rate of collection on those receivables and other characteristics of those receivables which affect their eligibility (such as bankruptcy or downgrading below investment grade of the obligor, delinquency and excessive concentration). Based on these criteria, at March 31, 1995 approximately $30 million was available under the variable funding certificates, of which approximately $12 million was utilized.

The proceeds received by Carcorp from collections on receivables, after the payment of expenses and amounts due on the certificates, are used to purchase new receivables from the Sellers. Collections on receivables are required to remain in the trust if at any time the trust does not contain sufficient eligible receivables to support the outstanding certificates. The Receivables Facility contains certain other restrictions on Carcorp (including maintenance of $25 million net worth) and on the Sellers (including limitations on liens on receivables, on modifications of the terms of receivables, and on changes in credit and collection practices) customary for facilities of this type. The commitments under the Receivables Facility will terminate prior to their term upon the occurrence of certain events, including payment defaults, breach of covenants, bankruptcy, insufficient eligible receivables to support the outstanding certificates, default by C&A Products in servicing the receivables and, in the case of the variable funding certificates, failure of the receivables to satisfy certain performance criteria.

On September 30, 1994, the Company entered into a master lease agreement for a maximum of $50 million of machinery and equipment. Under the master lease, the Company during 1994 sold and leased back $30.4 million of machinery and equipment utilized in the Automotive Products and Interior Furnishings segments. At January 28, 1995, the Company had $19.6 million of potential availability under this master lease for future machinery and equipment requirements of the Company, subject to the lessors' approval.

The Company's principal sources of funds are cash generated from continuing operations, borrowings under the Revolving Facility and the sale of receivables under the Receivables Facility described above. Net cash provided by the operating activities of the Company's continuing operations was $50.6 million for the year ended January 28, 1995. Additionally, the Company generated $30.4 million of cash in the sale/leaseback transactions discussed above. The Company had a total of $81.2 million of borrowing availability under its credit arrangements as of January 28, 1995. The total was comprised of $67 million under the Revolving Facility, $5 million under the Bridge Receivables Facility and approximately $9.2 million under a bank demand line of credit in Canada.

The Company's principal uses of funds for the next several years will be to fund interest and principal payments on its indebtedness, net working capital increases and capital expenditures. At January 28, 1995, the Company had total outstanding indebtedness of $567.8 million (excluding approximately $13.0 million of outstanding letters of credit) at an average interest rate of 7.7% per annum. Of the total outstanding indebtedness, $545 million relates to the Term Loan Facilities and the Revolving Facility.

Indebtedness under the Term Loan Facilities and Revolving Facility bears interest at a per annum rate equal to the Company's choice of (i) Chemical's Alternate Base Rate (which is the highest of Chemical's announced prime rate, the Federal Funds Rate plus .5% and Chemical's base certificate of deposit rate plus 1%) ("ABR") plus the ABR Margin per annum or (ii) the offered rates for Eurodollar deposits ("LIBOR") of one, two, three, six, nine or twelve months, as selected by the Company, plus the LIBOR Margin. Pursuant to the terms of the Term Loan Facilities and the Revolving Facility, the "ABR Margin" is initially .75% and the "LIBOR Margin" is initially 1.75%. The weighted average rate of interest on the Term Loan Facilities and the
                                                                              23

Revolving Facility at January 28, 1995 was 7.8%. In March 1995, the "ABR Margin" was reduced to .50% and the "LIBOR Margin" was reduced to 1.50%. The purchases by the Buyers of participating interests in the receivables under the Bridge Receivables Facility were made at an initial interest equal to LIBOR plus .625% per annum or ABR. The weighted average interest rate on the sold interests under the Bridge Receivables Facility at January 28, 1995 was 6.6%. Under the Receivables Facility, the term certificates bear interest at an average rate equal to one-month LIBOR plus .34% per annum and the variable funding certificates bear interest, at Carcorp's option, at LIBOR plus .40% per annum or a prime rate. Cash interest paid during 1994 and 1993 was $77.9 million ($16.0 million of which was paid in connection with the Recapitalization) and $101.5 million, respectively.

Due to the variable interest rates associated with indebtedness under the New Credit Facilities and the Receivables Facility, the Company is sensitive to increases in interest rates. Accordingly, during September 1994, the Company entered into a program to reduce its exposure to increases in interest rates through the use of interest rate cap and corridor agreements. Under these agreements, the Company has limited its exposure through October 17, 1995 on $300 million of notional principal amount at an average LIBOR strike price of 6.92% and on $250 million of notional principal amount from October 17, 1995 through October 17, 1996 at an average LIBOR strike price of 7.50%. Based upon amounts outstanding at January 28, 1995, a .5% increase in LIBOR (6.3% at January 28, 1995) would impact interest costs by approximately $2.7 million annually on the Term Loan Facilities and the Revolving Facility and $.7 million annually on the Receivables Facility.

The current maturities of long-term debt primarily consist of the current portion of the Term Loan Facilities, vendor financing, industrial revenue bonds and other miscellaneous debt. Repayments of indebtedness under the New Credit Facilities commence in the third fiscal quarter of 1995. The maturities of long-term debt of the Company during 1995 and for 1996, 1997, 1998 and 1999 are $18.1 million, $41.2 million, $61.5 million, $77.5 million and $83.6 million, respectively. In addition, the New Credit Facilities provide for mandatory prepayments with certain excess cash flow of the Company, net cash proceeds of certain asset sales or other dispositions by the Company, net cash proceeds of certain sale/leaseback transactions and net cash proceeds of certain issuances of debt obligations.

The Company makes capital expenditures on a recurring basis for replacements and improvements. As of January 28, 1995, the Company had approximately $19.9 million in outstanding capital expenditure commitments. During 1994, capital expenditures of continuing operations aggregated approximately $84.4 million as compared to $44.9 million in 1993. The increase is due primarily to the acquisition of additional machinery and equipment at Decorative Fabrics' Mastercraft division as part of an $85 million four year capital investment plan that was initiated this year for the purpose of expanding production capacity to accommodate anticipated growth. Secondarily, this increase is due to expenditures of approximately $5.9 million on two new Automotive Products facilities in Mexico, which are expected to be completed for a total of approximately $9.5 million. The Company's capital expenditures in future years will depend upon demand for the Company's products and changes in technology. Due to the acceleration of certain capital projects the Company currently expects that capital expenditures in 1995 will approximate $80 million, an increase over its previous expectations.

The Company is sensitive to price movements in its raw material supply base. During the last quarter of 1994 price trends for many materials began to increase. The Company anticipates that announced price increases in its primary raw materials could increase the cost of purchased materials by approximately $20 million on an annualized basis. While the Company may not be able to pass on future raw material price increases to its customers, it believes that a significant portion of the increased cost can be offset by continued results of its reengineering efforts and by continued reductions in the cost of nonconformance.

During 1994, the Company began construction of two facilities in Mexico, to supply automotive products to Mexican subsidiaries of U.S. based automobile manufacturers. The Company believes that, based on the nature of its Mexican operations, fluctuations in the Mexican peso will not have a material impact on the Company's operations.

The Company has significant obligations relating to postretirement, casualty, environmental, lease and other liabilities of discontinued operations. In connection with the sale and acquisition of certain businesses, the Company has indemnified the purchasers and sellers for certain environmental liabilities, lease obligations and other matters. In addition, the Company is contingently liable with respect to certain lease and other obligations assumed by certain purchasers and may be required to honor such obligations if such purchasers are unable or unwilling to do so. Management anticipates that the net cash requirements of its discontinued operations will be approximately $25.0 million in 1995. However, because the requirements of the

Company's discontinued operations are largely a function of contingencies, it is possible that the actual net cash requirements of the Company's discontinued operations could differ materially from management's estimates. Management believes that the Company's needs relating to discontinued operations can be adequately funded in 1995 and into 1996 by net cash provided by operating activities from continuing operations and by borrowings under existing bank credit facilities.

TAX MATTERS

At January 28, 1995, the Company had outstanding NOLs (net operating loss carryforwards) of approximately $391 million for Federal income tax purposes. These NOLs expire over the period from 1996 to 2009. The Company also has unused Federal tax credits of approximately $17.8 million, $10.7 million of which expire during 1995 to 2003. The Company estimates that it will generate tax deductions of approximately $65.0 million in connection with the ultimate disposition of assets and liabilities of its discontinued businesses during the period 1995 to 1997, which were previously accrued for financial reporting purposes. The Company anticipates that utilization of these NOLs, tax credits and deductions will result in minimal Federal income taxes until these NOLs and tax credits are exhausted.

The Company's Federal income tax returns for fiscal 1988 through 1991 are currently under examination by the IRS. The examination is at a preliminary stage. The IRS has outstanding challenges to the availability or timing of the utilization of $139 million of the Company's NOL's and other deductions. The Company disputes the proposed adjustments. If the IRS were to maintain its position and such position were to be upheld in litigation, the Company would become liable for the payment of interest and would lose a material amount of the NOL's and other deductions otherwise available to the Company in future years.

Approximately $134.0 million of the Company's NOLs and $10.7 million of the Company's unused Federal tax credits may be used only against the income and apportioned tax liability of the specific corporate entity that generated such losses or credits or its successors. Because of the merger of Group and C&A Products, such NOLs and credits may be used against the income and apportioned tax liability of C&A Products, which the Company believes will have sufficient taxable income and apportioned tax liability to fully use such NOLs and to use a substantial portion of such tax credits. The Recapitalization did not constitute a "change in control" that would result in annual limitations on the Company's use of its NOLs and unused tax credits. However, future sales of common stock by the Company or the principal shareholders, or changes in the composition of the principal shareholders, could constitute such a "change in control". Management cannot predict whether such a "change in control" will occur. If such a "change of control" were to occur, the resulting annual limitations on the use of NOLs and tax credits would depend on the value of the equity of the Company and the amount of "built-in gain" or "built-in loss" in the Company's assets at the time of the "change in control", which cannot be known at this time.

ENVIRONMENTAL MATTERS

The Company is subject to increasingly stringent Federal, state and local environmental laws and regulations that (i) affect ongoing operations and may increase capital costs and operating expenses and (ii) impose liability for the costs of investigation and remediation and otherwise related to on-site and off-site soil and groundwater contamination. The Company's management believes that it has obtained, and is in material compliance with, all material environmental permits and approvals necessary to conduct its various businesses. Environmental compliance costs for continuing businesses currently are accounted for as normal operating expenses or capital expenditures of such business units. In the opinion of management, based on the facts presently known to it, such environmental compliance costs will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

The Company is legally or contractually responsible or alleged to be responsible for the investigation and remediation of contamination at various sites. It also has received notices that it is a potentially responsible party ("PRP") in a number of proceedings. The Company may be named as a PRP at other sites in the future, including with respect to divested and acquired businesses. The Company is currently engaged in investigation or remediation at certain sites. In estimating the total cost of investigation and remediation, the Company has considered, among other things, the Company's prior experience in remediating contaminated sites, remediation efforts by other parties, data released by the Environmental Protection Agency, the professional judgment of the Company's environmental experts, outside environmental specialists and other experts, and the likelihood that other parties which have been named as PRPs will have the financial resources to fulfill their obligations at sites where they and the Company may be jointly and severally liable. Under the scheme of joint and several liability, the Company could be liable for the full costs of investigation and remediation even if additional parties are
                                                                              25
found to be responsible under the applicable laws. It is difficult to estimate the total cost of investigation and remediation due to various factors including incomplete information regarding particular sites and other PRP's, uncertainty regarding the extent of environmental problems and the Company's share, if any, of liability for such problems, the selection of alternative compliance approaches, the complexity of environmental laws and regulations and changes in cleanup standards and techniques. When it has been possible to provide reasonable estimates of the Company's liability with respect to environmental sites, provisions have been made in accordance with generally accepted accounting principles. As of January 28, 1995, excluding sites at which the Company's participation is anticipated to be de minimis or otherwise insignificant or where the Company is being indemnified by a third party for the liability, there are 14 sites where the Company is participating in the investigation or remediation of the site, either directly or through financial contribution, and 11 additional sites where the Company is alleged to be responsible for costs of investigation or remediation. As of January 28, 1995, the Company's estimate of its liability for these 25 sites is approximately $29.6 million. As of January 28, 1995, the Company has established reserves of approximately $31.7 million for the estimated future costs related to all its known environmental sites. In the opinion of management, based on the facts presently known to it, the environmental costs and contingencies will not have a material adverse effect on the Company's consolidated financial condition or results of operations. However, there can be no assurance that the Company has identified or properly assessed all potential environmental liability arising from the activities or properties of the Company, its present and former subsidiaries and their corporate predecessors.
26

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders of Collins & Aikman Corporation:

We have audited the accompanying consolidated balance sheets of Collins & Aikman Corporation (formerly Collins & Aikman Holdings Corporation) (a Delaware corporation) and subsidiaries as of January 28, 1995 and January 29, 1994, and the related consolidated statements of operations, cash flows, and common stockholders' deficit for each of the three fiscal years in the period ended January 28, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Collins & Aikman Corporation and subsidiaries as of January 28, 1995 and January 29, 1994, and the results of their operations and their cash flows for each of the three fiscal years in the period ended January 28, 1995, in conformity with generally accepted accounting principles.

                                   (Arthur Andersen LLP signature appears here)

Charlotte, North Carolina,
March 23, 1995 (except with respect to the
  matter discussed in Note 23, as to which
  the date is March 31, 1995).
                                                                              27

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share data)

[CAPTION]

                                                                                                   Fiscal Year Ended
                                                                                       JANUARY 28,    January 29,    January 30,
                                                                                              1995           1994           1993
Net sales                                                                              $ 1,536,002    $ 1,305,517    $ 1,277,500
Cost of goods sold                                                                       1,164,869        995,790        978,473
Selling, general and administrative expenses                                               198,293        196,585        218,441
Management equity plan expense                                                                  --         26,736             --
Goodwill amortization and write-off                                                             --        132,630          3,702
Restructuring costs                                                                             --             --         10,000
                                                                                         1,363,162      1,351,741      1,210,616
Operating income (loss)                                                                    172,840        (46,224)        66,884
Interest expense, net of interest income of $6,441, $4,434 and $4,012                       75,683        111,291        110,867
Loss on sale of receivables                                                                  7,616             --             --
Dividends on preferred stock of subsidiary                                                   2,258          4,533          4,514
Income (loss) from continuing operations before income taxes                                87,283       (162,048)       (48,497)
Income tax expense (benefit)                                                                11,537         11,277         (3,156)
Income (loss) from continuing operations                                                    75,746       (173,325)       (45,341)
Discontinued operations:
  Loss from operations, net of income tax expense of $0, $584 and $5,700                        --         (4,775)       (50,317)
  Loss on disposals, net of income tax benefit of $0, $344 and $0                               --        (99,564)      (168,000)
Income (loss) before extraordinary loss                                                     75,746       (277,664)      (263,658)
Extraordinary loss, net of income tax expense of $0                                       (106,528)            --             --
Net loss                                                                               $   (30,782)   $  (277,664)   $  (263,658)
Dividends and accretion on preferred stock                                                 (14,408)       (23,723)       (18,848)
Excess of redemption cost over book value of preferred stock                               (82,022)            --             --
Loss applicable to common stockholders                                                 $  (127,212)   $  (301,387)   $  (282,506)
Per primary and fully diluted common share:
  Continuing operations                                                                $      (.39)   $     (7.23)   $     (2.35)
  Discontinued operations                                                                       --          (3.83)         (8.01)
  Extraordinary loss                                                                         (2.01)            --             --
Net loss                                                                               $     (2.40)   $    (11.06)   $    (10.36)
Average common shares outstanding                                                           52,905         27,260         27,260

The Notes to Consolidated Financial Statements are
an integral part of these consolidated financial statements.
28

CONSOLIDATED BALANCE SHEETS
(in thousands)

                                                                                                       JANUARY 28,    January 29,
                                                                                                              1995           1994
ASSETS

Current Assets:
  Cash and cash equivalents                                                                             $   3,317     $    81,373
  Accounts and notes receivable, net of allowances of $6,400 and $7,071                                    92,082         200,368
  Inventories                                                                                             196,096         176,062
  Receivable from sale of business                                                                             --          70,000
  Other                                                                                                    38,184          48,397
    Total current assets                                                                                  329,679         576,200

Property, plant and equipment, at cost less accumulated depreciation
  and amortization of $269,808 and $240,514                                                               287,559         292,600
Other assets                                                                                               63,833          50,025
                                                                                                        $ 681,071     $   918,825
LIABILITIES AND COMMON STOCKHOLDERS' DEFICIT

Current Liabilities:
  Notes payable                                                                                         $   1,723     $     3,789
  Current maturities of long-term debt                                                                     18,114          25,895
  Accounts payable                                                                                         97,726          85,591
  Accrued expenses                                                                                        144,566         145,022
    Total current liabilities                                                                             262,129         260,297

Long-term debt, net of current maturities                                                                 547,963         897,659
Deferred income taxes                                                                                       1,377             640
Other, including postretirement benefit obligation                                                        282,224         339,768
Commitments and contingencies

Redeemable preferred stock of subsidiary, at carrying value                                                    --             132

Preferred stock of subsidiary, at carrying value                                                               --             181

Redeemable preferred stock, at carrying value                                                                  --         122,368

Common Stockholders' Deficit:
  Common stock (150,000 authorized; 70,521 and 28,164 shares issued and outstanding)                          705             282
  Other paid-in capital                                                                                   586,281         160,317
  Accumulated deficit                                                                                    (976,549)       (849,337)
  Foreign currency translation adjustments                                                                (13,655)         (5,735)
  Pension equity adjustment                                                                                (9,404)         (7,747)
    Total common stockholders' deficit                                                                   (412,622)       (702,220)
                                                                                                        $ 681,071     $   918,825

The Notes to Consolidated Financial Statements are
an integral part of these consolidated financial statements.
                                                                              29

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
[CAPTION]

                                                                                                      Fiscal Year Ended
                                                                                          JANUARY 28,    January 29,    January 30,
                                                                                                 1995           1994           1993
OPERATING ACTIVITIES
Income (loss) from continuing operations                                                   $  75,746      $(173,325)     $ (45,341)
Adjustments to derive cash flow from continuing operating activities:
  Depreciation and leasehold amortization                                                     43,882         42,232         45,463
  Goodwill amortization and write-off                                                             --        132,630          3,702
  Restructuring costs                                                                             --             --         10,000
  Management equity plan expense                                                                  --         26,736             --
  Amortization of other assets and liabilities                                                 5,277         13,029         13,108
  Increase in accounts and notes receivable                                                  (36,714)       (32,982)          (149)
  Decrease (increase) in inventories                                                         (20,034)        (6,952)         4,308
  Increase (decrease) in interest and dividends payable                                      (14,485)        (4,865)         1,027
  Increase in accounts payable                                                                12,135         14,145            130
  Other, net                                                                                 (15,251)        11,975         (9,919)
    Net cash provided by continuing operating activities                                      50,556         22,623         22,329

Cash used in discontinued operations                                                         (30,974)       (67,417)       (13,458)

INVESTING ACTIVITIES
Additions to property, plant and equipment                                                   (84,423)       (56,278)       (54,181)
Sales of property, plant and equipment                                                           805         22,710         10,347
Proceeds from sale/leaseback arrangement                                                      30,365             --             --
Net proceeds from disposition of discontinued operations                                      68,861        148,743             --
Other, net                                                                                     1,915         44,271         11,659
    Net cash provided by (used in) investing activities                                       17,523        159,446        (32,175)

FINANCING ACTIVITIES

Issuance of common stock                                                                     232,436             --             --
Issuance of long-term debt                                                                   675,234         76,135         60,128
Proceeds from sales of a participating interest in
  accounts receivable, net of redemptions                                                    145,000             --             --
Redemption of preferred stock                                                               (219,110)            --             --
Repayment and defeasance of long-term debt                                                  (884,908)      (139,940)      (104,376)
Net borrowings (repayments) on revolving credit facilities,
  excluding the Recapitalization                                                             (60,000)       (40,000)        50,000
Net borrowings (repayments) on notes payable                                                  (2,066)        (5,899)         3,554
Other, net                                                                                    (1,747)        (7,263)        (2,918)
    Net cash provided by (used in) financing activities                                     (115,161)      (116,967)         6,388

Decrease in cash and cash equivalents                                                        (78,056)        (2,315)       (16,916)
Cash and cash equivalents at beginning of year                                                81,373         83,688        100,604
Cash and cash equivalents at end of year                                                   $   3,317      $  81,373      $  83,688

The Notes to Consolidated Financial Statements are
an integral part of these consolidated financial statements.
30

CONSOLIDATED STATEMENTS OF COMMON STOCKHOLDERS' DEFICIT
(in thousands)

                                                                                           Foreign
                                                             Other                        Currency        Pension
                                                Common     Paid-in     Accumulated     Translation         Equity
                                                 Stock     Capital         Deficit     Adjustments     Adjustment        Total
Balance at January 25, 1992                     $ 282     $133,801     $ (265,444)      $    979        $  (539)     $(130,921)

Conversion of warrants into intermediate
  preferred stock                                  --         (220)            --             --             --           (220)
Net loss                                           --           --       (263,658)            --             --       (263,658)
Redeemable preferred stock dividends               --           --        (18,988)            --             --        (18,988)
Accretion of redeemable preferred stock            --           --            140             --             --            140
Foreign currency translation adjustment            --           --             --         (5,849)            --         (5,849)
Pension equity adjustment                          --           --             --             --         (1,964)        (1,964)
Balance at January 30, 1993                       282      133,581       (547,950)        (4,870)        (2,503)      (421,460)

1993 management equity plan expense                --       26,736             --             --             --         26,736
Net loss                                           --           --       (277,664)            --             --       (277,664)
Redeemable preferred stock dividends               --           --        (22,107)            --             --        (22,107)
Accretion of redeemable preferred stock            --           --         (1,616)            --             --         (1,616)
Foreign currency translation adjustment            --           --             --           (865)            --           (865)
Pension equity adjustment                          --           --             --             --         (5,244)        (5,244)

Balance at January 29, 1994                       282      160,317       (849,337)        (5,735)        (7,747)      (702,220)
ISSUANCE OF SHARES THROUGH THE
  RECAPITALIZATION                                423      426,759             --             --             --        427,182
COMPENSATION EXPENSE ADJUSTMENT                    --         (795)            --             --             --           (795)
NET LOSS                                           --           --        (30,782)            --             --        (30,782)
REDEEMABLE PREFERRED STOCK DIVIDENDS               --           --        (12,380)            --             --        (12,380)
ACCRETION OF REDEEMABLE PREFERRED STOCK            --           --         (2,028)            --             --         (2,028)
EXCESS OF REDEMPTION COST OVER BOOK VALUE OF
  REDEEMABLE PREFERRED STOCK                       --           --        (82,022)            --             --        (82,022)
FOREIGN CURRENCY TRANSLATION ADJUSTMENT            --           --             --         (7,920)            --         (7,920)
PENSION EQUITY ADJUSTMENT                          --           --             --             --         (1,657)        (1,657)

BALANCE AT JANUARY 28, 1995                     $ 705     $586,281     $ (976,549)      $(13,655)       $(9,404)     $(412,622)

The Notes to Consolidated Financial Statements are
an integral part of these consolidated financial statements.
                                                                              31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION:

Collins & Aikman Corporation (the "Company") (formerly Collins & Aikman Holdings Corporation) is a Delaware corporation. Prior to July 13, 1994, the Company was a wholly-owned subsidiary of Collins & Aikman Holdings II Corporation ("Holdings II"). In connection with an initial public offering of common stock and a recapitalization (the "Recapitalization") (described below), Holdings II was merged into the Company. Concurrently, Collins & Aikman Group, Inc., a wholly-owned subsidiary of the Company ("Group"), was merged into its wholly-owned subsidiary, Collins & Aikman Corporation, which changed its name to Collins & Aikman Products Co. ("C&A Products"). On July 7, 1994, the Company changed its name from Collins & Aikman Holdings Corporation to Collins & Aikman Corporation.

Prior to the Recapitalization the Company was jointly owned by Blackstone Capital Partners L.P. ("Blackstone Partners") and Wasserstein Perella Partners, L.P. ("WP Partners") and their respective affiliates. As a result of the Recapitalization, Blackstone Partners and WP Partners and their respective affiliates collectively own approximately 76% of the common stock of the Company.

The Company conducts all of its operating activities through its wholly-owned C&A Products subsidiary.

2. RECAPITALIZATION:

On July 13, 1994, the Company completed an initial public offering (the "Offering") of 15,000,000 shares of its common stock. The Offering provided net proceeds to the Company of $145.4 million. In addition, the Company sold to its principal shareholders, Blackstone Partners and WP Partners, and their respective affiliates an additional 8,810,000 shares for $87 million. These proceeds were combined with $720 million of proceeds from new credit facilities (the "New Credit Facilities") and existing cash to redeem all outstanding shares of preferred stock issued by the Company and Group as well as virtually all their outstanding indebtedness. In a noncash transaction, approximately 18,500,000 shares were issued by the Company in exchange for outstanding indebtedness in an amount of $194.7 million.

Set forth below are unaudited fiscal 1994 and 1993 pro forma results assuming the Offering and Recapitalization had occurred as of the beginning of each fiscal year.

(in thousands, except per share data)                        1994        1993
Operating income (loss)                                    $174,340    $(43,224)
Interest expense, net                                        37,922      25,582
Loss on the sale of receivables                               9,755       7,195
Income (loss) from continuing operations                    115,366     (86,798)
Net income (loss) per common share                             1.60       (1.25)
Average common shares outstanding                            72,166      69,617

The computation of pro forma net income per share excludes all interest and other charges related to the preferred stock and indebtedness redeemed.

For additional information regarding the New Credit Facilities see Note 9.
32

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF PRESENTATION -- The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany items have been eliminated in consolidation. Certain prior year items have been reclassified to conform to the fiscal 1994 presentation.

FISCAL YEAR -- The fiscal year of the Company ends on the last Saturday of January. Fiscal 1994 and fiscal 1993 were 52-week years which ended on January 28, 1995 and January 29, 1994, respectively. Fiscal 1992 was a 53-week year which ended on January 30, 1993.

INCOME TAXES -- During fiscal 1992, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" ("SFAS 109"). SFAS 109 supersedes Statement of Financial Accounting Standards No. 96, of the same title, which the Company previously followed to account for income taxes. The adoption of SFAS 109 did not impact the Company's financial position or results of operations. See Note 17.

LOSS PER SHARE -- Loss per common share is based on the weighted average number of shares of common stock outstanding during each period and the assumed exercise of employee stock options less the number of treasury shares assumed to be purchased from the proceeds, including applicable compensation expense. In connection with the merger of Holdings II into the Company, the 35,035,000 shares of common stock of the Company outstanding prior to the Recapitalization were canceled and approximately 28,164,000 shares of common stock were issued in exchange for the common stock of Holdings II. All historical amounts and earnings per share computations have been adjusted to reflect the merger. Net loss has been adjusted by dividends and accretion requirements on preferred stock and the excess of redemption cost over book value of preferred stock to compute the loss applicable to common stockholders.

FOREIGN CURRENCY TRANSLATION -- Foreign currency accounts are translated in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation" ("SFAS 52"). SFAS 52 generally provides that the assets and liabilities of foreign operations be translated at the current exchange rates as of the end of the accounting period and that revenues and expenses be translated using average exchange rates. The resulting translation adjustment arising from foreign currency translation is accumulated as a separate component of stockholders' deficit. Translation adjustments during fiscal 1994, 1993 and 1992 were ($7.9) million, ($.9) million, and ($5.8) million, respectively.

CASH AND CASH EQUIVALENTS -- Cash and cash equivalents include all cash balances and highly liquid investments with an original maturity of three months or less. Included in cash and cash equivalents at January 28, 1995 is $2.4 million held by C&A Products.

INVENTORIES -- Inventories are valued at the lower of cost or market, but not in excess of net realizable value. Cost is determined on the first-in, first-out basis.

INSURANCE DEPOSITS -- Other current assets at January 28, 1995 include $14.4 million which is on deposit with an Insurer to cover the self-insured portion of the Company's workers compensation, automotive and general liabilities. The Company's reserves for these claims are determined based upon actuarial analyses and aggregated $29.4 million at January 28, 1995, $18.4 million of which is classified in current liabilities.

PROPERTY, PLANT AND EQUIPMENT -- Property, plant and equipment are stated at cost. Provisions for depreciation are primarily computed on a straight-line basis over the estimated useful lives of the assets, presently ranging from 3 to 40 years. Leasehold improvements are amortized over the lesser of the lease term or the estimated useful lives of the improvements.

GOODWILL -- Until the write-off of goodwill as of October 30, 1993, goodwill was being amortized by the straight-line method over 40 years. Amortization applicable to continuing operations was $2.8 million and $3.7 million for fiscal 1993 and 1992, respectively. Accumulated amortization was $16.3 million at January 30, 1993. See Note 5.
                                                                              33

ENVIRONMENTAL -- The Company records its best estimate when it believes it is probable that an environmental liability has been incurred and the amount of loss can be reasonably estimated. The Company also considers estimates of certain reasonably possible environmental liabilities in determining the aggregate amount of environmental reserves. Accruals for environmental liabilities are generally included in the consolidated balance sheet as other noncurrent liabilities at undiscounted amounts and exclude claims for recoveries from insurance or other third parties. Accruals for insurance or other third party recoveries for environmental liabilities are recorded when it is probable that the claim will be realized.

4. INTEREST RATE PROTECTION PROGRAM:

During September 1994, the Company entered into a program designed to reduce its exposure to changes in the cost of its variable rate borrowings by the use of interest rate cap and corridor agreements. The strike price of these agreements exceeded the current market levels at the time they were entered into and their cost is included in interest expense ratably during the life of the agreements. Payments to be received, if any, as a result of the agreements are accrued as a reduction of interest expense. Unamortized costs of these agreements are included in other assets. Under these agreements, the Company has limited its exposure on notional principal amounts as follows (in thousands):

Protection Period                   Notional Principal Amount         Average LIBOR Strike Price
October 1994 thru October 1995                       $300,000                              6.92%
October 1995 thru October 1996                       $250,000                              7.50%

Amortization of these agreements amounted to $.1 million during 1994. Information regarding the fair value of these agreements is included in Note 18.

5. GOODWILL:

At October 30, 1993, before giving effect to the write-off described below, the Company had $129.9 million of goodwill which arose as a result of the acquisition of Group in December 1988. The substantial losses of Builders Emporium home improvement chain ("Builders Emporium") and the inability to sell Builders Emporium as an ongoing entity left the Company with materially higher leverage and interest costs than previously anticipated. The inability of the Company to sell its Dura Convertible Systems division ("Dura") at an acceptable price along with the sale of Kayser-Roth Corporation ("Kayser-Roth") at a price and on terms that were worse than management's prior expectations of value were additional adverse factors. Prior to the end of the third quarter of fiscal 1993, management explored debt recapitalization alternatives and the possibility of raising new equity capital. The indications from the financial community at that time were that a debt recapitalization was not likely to significantly reduce the Company's interest burden and that raising new equity capital to deleverage the Company was not feasible at that time. Although management of the Company, based on the facts known to it at October 30, 1993, was expecting both cyclical and long-term improvement in the results of operations, an analysis suggested that, given the Company's capital structure, a deterioration of the financial condition of the Company had occurred. As a result, the Company forecasted its operating results forward 35 years, which approximated the remaining amortization period of the Company's goodwill at October 30, 1993, to determine whether cumulative net income would be sufficient to recover the goodwill. At October 30, 1993, management believed that the projected future results were the most likely scenario given the Company's capital structure at that time. In spite of the fact that the results reflected in the forecasts showed improvement over the historical results achieved during the past few years, the result was a cumulative net loss. Accordingly, the Company wrote off its remaining goodwill balance of $129.9 million during the third quarter ended October 30, 1993.
34

6. INVENTORIES:

Inventory balances are summarized below (in thousands):

                         JANUARY 28,    January 29,
                             1995           1994
Raw materials            $  81,669      $  70,762
Work in process             24,149         24,739
Finished goods              90,278         80,561
                         $ 196,096      $ 176,062

7. PROPERTY, PLANT AND EQUIPMENT, NET:

Property, plant and equipment, net, are summarized below (in thousands):

                                                JANUARY 28,    January 29,
                                                    1995           1994
Land and improvements                            $  21,992      $  28,347
Buildings                                          110,786        109,275
Machinery and equipment                            392,015        372,208
Leasehold improvements                               1,259          1,421
Construction in progress                            31,315         21,863
                                                   557,367        533,114
Less accumulated depreciation and amortization    (269,808)      (240,514)
                                                 $ 287,559      $ 292,600

Depreciation and leasehold amortization of property, plant and equipment applicable to continuing operations was $43.9 million, $42.2 million and $45.5 million for fiscal 1994, 1993 and 1992, respectively.

8. ACCRUED EXPENSES:

Accrued expenses are summarized below (in thousands):

                                      JANUARY 28,    January 29,
                                         1995           1994
Payroll and employee benefits        $   40,857     $   42,063
Interest                                  5,886         19,242
Insurance                                25,462         15,152
Other                                    72,361         68,565
                                     $  144,566     $  145,022

                                                                              35

9. LONG-TERM DEBT:

Long-term debt is summarized below (in thousands):

                                                                                            JANUARY 28,    January 29,
                                                                                              1995           1994
Senior indebtedness:
  Mortgage notes                                                                          $       853    $     1,464
  Notes payable to banks                                                                           --          7,595
  Notes payable to others                                                                      12,425          8,266
  Credit facility, interest at LIBOR + 1.75%                                                       --        137,129
  Revolving Facility, interest at LIBOR + 1.75%                                                70,000             --
  Term Loan Facilities, interest at LIBOR + 1.75%                                             475,000             --
  Industrial revenue bonds due through 2006, interest rates from 5% to 7 5/8%                   7,799         11,648
  Debentures due 2005, interest rate 7 1/2% until January 31, 1994, and 10% thereafter             --        138,694
  Unamortized debt discount                                                                        --        (33,397)
                                                                                              566,077        271,399
Senior subordinated indebtedness:
  Senior subordinated debentures due 2001, interest rate 11 7/8%                                   --        347,414
  Unamortized debt discount                                                                        --        (46,532)
                                                                                                   --        300,882
Subordinated indebtedness:
  Subordinated notes due 1995, interest rate 15%                                                   --        137,359
  Subordinated debentures due 1997, interest rate 11 3/8%                                          --         24,500
  Unamortized debt discount                                                                        --         (2,446)
                                                                                                   --        159,413
Subordinated PIK bridge notes due December 2, 1996, interest rate 14%                              --        191,860
Total debt                                                                                    566,077        923,554
Less current maturities                                                                       (18,114)       (25,895)
                                                                                          $   547,963    $   897,659

As part of the Recapitalization on July 13, 1994, the Company's C&A Products subsidiary entered into the New Credit Facilities aggregating $775 million, which together with proceeds from the Offering and available cash, were used to effect a defeasance and redemption or repayment of all preferred stock and virtually all outstanding indebtedness of the Company.

The New Credit Facilities consist of (i) term loans in an aggregate principal amount of $475 million (including a $45 million Canadian loan) with a term of eight years, which were drawn in full on the closing date (the "Term Loan Facilities"), (ii) a revolving credit facility in an aggregate principal amount of up to $150 million with a term of seven years (the "Revolving Facility") and
(iii) a bridge receivables facility (See Note 10) in an aggregate face amount of up to $150 million with a term of seven years (the "Bridge Receivables Facility"). The New Credit Facilities contain
36
restrictive covenants including maintenance of EBITDA (i.e. earnings before interest, taxes, depreciation and amortization) and interest coverage ratios, leverage and liquidity tests and various other restrictive covenants which are typical for such facilities. See Note 15.

The Company's obligations under the Term Loan Facilities and the Revolving Facility are secured by a pledge of the stock of C&A Products and its significant subsidiaries.

Indebtedness under the Term Loan Facilities and Revolving Facility bears interest at a per annum rate equal to the Company's choice of (i) Chemical's Alternative Base Rate (which is the highest of Chemical's announced prime rate, the Federal Funds Rate plus .5% and Chemical's base certificate of deposit rate plus 1%) ("ABR") plus the ABR Margin per annum or (ii) the offered rates for eurodollar deposits ("LIBOR") of one, two, three, six, nine or twelve months, as selected by the Company, plus the LIBOR margin. Pursuant to the terms of the Term Loan Facilities and the Revolving Facility, the "ABR Margin" is initially .75% and the "LIBOR Margin" is initially 1.75%. The weighted average rate of interest on the Term Loan Facilities and the Revolving Facility at January 28, 1995 was 7.8%.

The Company had a total of $81.2 million of borrowing availability under its credit arrangements as of January 28, 1995. The total was comprised of $67 million under the Revolving Facility, $5 million under the Bridge Receivables Facility and approximately $9.2 million under an unsecured bank demand line of credit in Canada. At January 28, 1995, the Company had approximately $13 million outstanding in letters of credit.

The current maturities of long-term debt primarily consist of the current portion of the Term Loan Facilities, vendor financing, industrial revenue bonds and other miscellaneous debt. Repayments of indebtedness under the New Credit Facilities commence in the third fiscal quarter of 1995. In addition, the New Credit Facilities provide for mandatory prepayments with certain excess cash flow of the Company and net cash proceeds of certain asset sales or other dispositions by the Company, certain sale/leaseback transactions and certain issuances of debt obligations.

At January 28, 1995, the scheduled annual maturities of long-term debt are as follows (in thousands):

Fiscal Year Ending
January 1996             $ 18,114
January 1997               41,227
January 1998               61,480
January 1999               77,479
January 2000               83,574
Later Years               284,203
                         $566,077

                                                                              37

As part of the Recapitalization, the Company defeased or redeemed the following face value of indebtedness (in thousands):

Credit facility                                                        $122,581
Debentures due 2005                                                     138,694
Senior subordinated debentures due 2001                                 347,414
Subordinated notes due 1995                                             137,359
Subordinated debentures due 1997                                         24,500
Subordinated PIK bridge notes due 1996                                    9,712
Subordinated PIK bridge notes due 1996 exchanged for common stock       194,745
Other                                                                     8,094
                                                                       $983,099

The redemption of this indebtedness resulted in a loss of $106.5 million consisting of premiums paid of $9.6 million, unamortized debt discounts and deferred debt expenses of $79.7 million and $11.8 million, respectively, and post-defeasance interest of $5.4 million.

On May 27, 1993, a subsidiary of C&A Products, Kayser-Roth Corporation ("Kayser-Roth") completed a $75 million credit facility (the "Kayser-Roth Credit Agreement") with a group of banks to replace a $40 million credit agreement and, on July 6, 1993, Kayser-Roth paid an additional dividend of $26.0 million to C&A Products. C&A Products used approximately $41 million of the proceeds from the original and the replacement Kayser-Roth credit facilities to redeem on July 7, 1993 all of its outstanding 12% Sinking Fund Debentures due January 31, 1994. C&A Products repaid the outstanding borrowings under the Kayser-Roth Credit Agreement of $66 million with a portion of the cash proceeds from the sale of Kayser-Roth.

At January 29, 1994, Blackstone Partners and WP Partners were holders of the Company's Subordinated PIK bridge notes with aggregate balances of approximately $89.2 million and $93.5 million, respectively. The remainder of the Subordinated PIK bridge notes outstanding aggregated approximately $9.2 million at January 29, 1994.

Total interest paid by the Company on all indebtedness was $77.9 million, $101.5 million and $105.0 million for fiscal 1994, 1993 and 1992, repectively.

10. RECEIVABLES FACILITY:

In connection with the Recapitalization, on July 13, 1994, C&A Products and certain of its subsidiaries (the "Sellers") transferred approximately $190.0 million of customer trade receivables to Carcorp, a wholly-owned, bankruptcy remote subsidiary of C&A Products which, in turn, on July 13, 1994, sold an undivided senior interest in the receivables pool for $136.8 million to Chemical Bank ("Chemical" and, together with a syndicate of financial institutions if Chemical so elects at any time, the "Buyers") pursuant to a Receivables Transfer and Servicing Agreement ("RTA") with Chemical, as administrative agent. In connection with the receivables sales, a loss of $7.6 million was incurred in 1994. Of this loss, $1.3 million related to fees and expenses associated with the sales and $6.3 million related to discounts on the receivables sold. Carcorp continues to purchase, on a revolving basis, all trade receivables generated by the Sellers. The Sellers will continue to service the receivables for Carcorp. Carcorp may sell to the Buyers undivided senior interests of up to $150 million in receivables at any time, subject to, among other things, the sufficiency of the underlying receivables and the qualification of the underlying receivables as "Eligible Receivables" under the RTA. The Bridge Receivables Facility terminates July 13, 2001 or earlier if a defined liquidation event occurs.
38

As of January 28, 1995, Carcorp's total receivables pool was $228.5 million net of allowances for doubtful accounts. As of January 28, 1995, the Buyers possessed a $145 million undivided senior interest in Carcorp's receivables pool and, accordingly, such receivables were not reflected in the Company's accounts receivable balance as of that date. As of January 28, 1995, Carcorp owned a subordinated interest in the receivables pool. For information regarding the Receivables Facility, which replaced the Bridge Receivables Facility, see Note 23.

11. LEASE COMMITMENTS:

The Company is the lessee under various long-term operating leases for land and buildings for periods up to forty years. The majority of these leases contain renewal provisions. In addition, the Company leases transportation, operating and administrative equipment for periods ranging from one to ten years.

On September 30, 1994, the Company entered into a master equipment lease agreement. Pursuant to that agreement, during 1994, the Company sold and leased back for a term of 10.5 years equipment utilized in its Automotive Products and Interior Furnishings segments. The aggregate net book values of the equipment totaling $29.8 million have been removed from the balance sheet and the gain realized on the sale totaling $.6 million has been deferred and is being recognized as an adjustment to rent expense over the lease term. The Company's rental payments on the leased equipment amount to $4.0 million annually. The Company has a purchase option on the equipment at the end of the lease term based on the fair market value of the equipment and has additional options to cause the sale of some or all of the equipment or to purchase some or all of the equipment at prices determined under the agreement. The Company has classified the lease as an operating lease. The Company may sell and leaseback additional equipment in the future under the same master lease agreement, subject to the lessors' approval.

At January 28, 1995, future minimum lease payments under operating leases for continuing operations are as follows (in thousands):

Fiscal Year Ending
January 1996          $18,193
January 1997           15,043
January 1998           12,079
January 1999           10,305
January 2000            8,577
Later years            22,326
                      $86,523

Rental expense of continuing operations under operating leases was $20.1 million, $19.2 million and $19.0 million for fiscal 1994, 1993 and 1992, respectively. Obligations under capital leases are not significant.

12. EMPLOYEE BENEFIT PLANS:

DEFINED BENEFIT PLANS

Subsidiaries of the Company have in effect defined benefit pension plans covering substantially all employees who meet eligibility requirements. Plan benefits are generally based on years of service and employees' compensation during their years of employment. Funding of retirement costs for these plans complies with the minimum funding requirements specified by the Employee Retirement Income Security Act. Assets of the pension plans are held in a master trust which invests primarily in equity and fixed income securities.
                                                                              39

The net periodic pension cost of continuing operations for fiscal 1994, 1993 and 1992 includes the following components (in thousands):

[CAPTION]

                                                                                                      Fiscal Year Ended
                                                                                          JANUARY 28,    January 29,    January 30,
                                                                                                 1995           1994           1993
Service cost                                                                              $     5,590    $     5,232    $     5,313
Interest cost on projected benefit obligation and service cost                                  7,577          6,843          6,220
Actual loss (gain) on assets                                                                    1,450         (6,334)           746
Net amortization and deferral                                                                  (8,412)        (1,836)        (9,298)
Net periodic pension cost                                                                 $     6,205    $     3,905    $     2,981

The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated balance sheets at January 28, 1995 and January 29, 1994 (in thousands):

                                                                            JANUARY 28, 1995              January 29, 1994
                                                                            PLANS FOR WHICH               Plans for Which
                                                                            ASSETS    ACCUMULATED         Assets    Accumulated
                                                                            EXCEED       BENEFITS         Exceed       Benefits
                                                                       ACCUMULATED         EXCEED    Accumulated         Exceed
                                                                          BENEFITS         ASSETS       Benefits         Assets
Actuarial present value of benefit obligations:
  Vested benefit obligation                                            $   (18,990)   $   (80,860)   $   (21,352)   $   (82,248)
  Accumulated benefit obligation                                       $   (19,591)   $   (86,546)   $   (22,214)   $   (86,450)
  Projected benefit obligation                                         $   (20,897)   $   (90,908)   $   (24,317)   $   (89,433)
Plan assets at fair value                                                   22,927         68,096         24,761         66,794
Projected benefit obligation less than (in excess of) plan assets            2,030        (22,812)           444        (22,639)
Unrecognized net loss                                                          666         19,505          1,855         20,431
Prior service cost not yet recognized in net periodic pension cost           1,042         (7,168)           416         (9,208)
Adjustment required to recognize minimum liability                              --         (9,541)            --         (7,841)
Pension asset (liability) recognized in the consolidated balance
  sheets                                                               $     3,738    $   (20,016)   $     2,715    $   (19,257)

The discount rate used in determining the actuarial present value of the projected benefit obligation was 8.5% and 7% at January 28, 1995 and January 29, 1994, respectively. The expected rate of increase in future compensation levels was 5.5% and 4.75% and the expected long-term rate of return on plan assets was 9% in fiscal 1994 and 1993. The provisions of Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions"("SFAS 87") require companies with any plans that have an unfunded accumulated benefit obligation to recognize an additional minimum pension liability, an offsetting intangible pension asset and, in certain situations, a contra-equity balance. In accordance with the provisions of SFAS 87, the consolidated balance sheets at January 28, 1995 and
40

January 29, 1994 include an intangible pension asset of $.1 million and $.1 million; an additional minimum pension liability of $9.5 million and $7.8 million; and a contra-equity balance of $9.4 million and $7.7 million, respectively.

DEFINED CONTRIBUTION PLANS

Subsidiaries of the Company sponsor defined contribution plans covering employees who meet eligibility requirements. Subsidiary contributions are based on a formula or are at the Company's discretion as specified in the plan documents. Contributions related to continuing operations were $8.9 million, $4.7 million and $4.0 million for fiscal 1994, 1993 and 1992, respectively.

POSTRETIREMENT BENEFIT PLANS

Subsidiaries of the Company have provided postretirement life and health coverage for certain retirees under plans currently in effect. Many of the subsidiaries' domestic employees may be eligible for coverage if they reach retirement age while still employed by the Company.

The net periodic postretirement benefit cost of continuing operations, determined on the accrual basis, includes the following components (in thousands):

[CAPTION]

                                                                                                      Fiscal Year Ended
                                                                                          JANUARY 28,    January 29,    January 30,
                                                                                                 1995           1994           1993
Service cost                                                                              $     1,389    $     2,131    $     2,168
Interest cost on accumulated postretirement benefit obligation                                  3,117          4,385          6,865
Net amortization                                                                               (1,897)          (200)            --
Net periodic postretirement benefit cost                                                  $     2,609    $     6,316    $     9,033

The following table sets forth the amount of accumulated postretirement benefit obligation included in the Company's consolidated balance sheets (in thousands):

                                                                                                        JANUARY 28,    January 29,
                                                                                                               1995           1994
Retirees                                                                                                $    38,191    $    48,559
Fully eligible active plan participants                                                                      11,671         12,425
Other active plan participants                                                                               13,678         13,845
Unrecognized prior service gain from plan amendments                                                         26,866         23,764
Unrecognized net gain                                                                                        13,677          7,408
Accumulated postretirement benefit obligation                                                           $   104,083    $   106,001

The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 8.5% and 7% at January 28, 1995 and January 29, 1994, respectively. The plans are unfunded.

For measurement purposes, a 12% annual rate of increase in the per capita cost of covered health care benefits was assumed for fiscal 1995; the rate was assumed to decrease 1% per year to 6% through fiscal 1998 and remain at that level thereafter. The health care cost trend rate assumption has an impact on the amounts reported; however, the Company's obligation is limited by certain amended provisions of the various plans, as further described below. To illustrate, increasing the assumed health care cost trend rates by 1 percentage point in each year would increase the accumulated postretirement benefit obligation as of January 28, 1995 by $1.2 million and the aggregate of the
                                                                              41
service and interest cost components of net periodic postretirement benefit cost for the year then ended by $.1 million.

Effective April 1, 1994, the Company amended the postretirement benefit plan which covers substantially all of the eligible current and retired employees of the Company's continuing operations. Pursuant to the amendment, the Company's obligation for future inflation of health care costs will be limited to 6% per year through March 31, 1998. Subsequent to March 1998, the Company's portion of coverage costs will not be adjusted for inflation in health care costs.

13. RESTRUCTURING COSTS:

During fiscal 1992, the Company incurred certain identifiable costs in connection with the restructuring of its Wallcoverings segment. The restructuring costs, aggregating $10.0 million, principally related to the closure of certain manufacturing and distribution facilities.

14. DISCONTINUED OPERATIONS:

As of the end of fiscal 1992, the Company reclassified its Builders Emporium home improvement retail chain and its Engineering Group as discontinued operations. The Company recorded a loss on disposal of discontinued operations of $168.0 million in the fourth quarter of fiscal 1992 principally to provide for the expected loss on sale of Builders Emporium. In March 1993, the Engineering Group was sold for approximately $51 million.

As of the end of the second quarter of fiscal 1993, the Company determined that it would be unable to sell Builders Emporium as an ongoing entity. The Company recorded an additional loss on disposal of discontinued operations of $125.5 million principally to (i) provide additional reserves for the significant reduction in estimated proceeds from disposition and other costs in connection with the sale or disposition of Builders Emporium's inventory, real estate and other assets, (ii) provide for employee severance and other costs and (iii) realize a previously unrecognized loss as a result of the decision to retain Dura. Builders Emporium's inventory was sold during the third and fourth quarters of fiscal 1993 and all accounts receivable and accounts payable balances were settled as of January 28, 1995. Remaining assets and liabilities of Builders Emporium relate primarily to seven owned and three leased real estate properties and self-insured workers compensation liabilities, which continue to be liquidated.

Kayser-Roth was reclassified as a discontinued operation at the end of the third fiscal quarter ended October 30, 1993 and was sold on January 28, 1994 for a total price of approximately $170 million, subject to a post-closing purchase price adjustment of $5.1 million which was paid to the purchaser of Kayser-Roth on September 1, 1994. In connection with the sale, the Company received a 90 day $70 million senior unsecured bridge note from the purchaser which was collected with accrued interest on April 27, 1994. The gain on disposal of $28.1 million in the fourth quarter of fiscal 1993 related to the sale of Kayser-Roth.

Net sales of discontinued operations in fiscal 1993 and fiscal 1992 aggregated approximately $790.1 million and $977.1 million, respectively. Subsequent to their respective reclassifications as discontinued operations, sales of Builders Emporium aggregated approximately $410.0 million and sales of Kayser-Roth aggregated approximately $95.0 million. Total interest expense of discontinued operations, including amounts allocated to discontinued operations, was $18.9 million and $23.0 million in fiscal 1993 and fiscal 1992, respectively. Interest expense of $13.1 million and $19.7 million during fiscal 1993 and 1992, respectively, has been allocated to discontinued operations based upon the ratio of net book value of discontinued operations (including reserves for loss on disposal) to consolidated invested capital. Interest expense incurred by Builders Emporium and Kayser-Roth subsequent to their reclassification as discontinued operations aggregated $2.2 million. Such amounts were charged to discontinued operations reserves.
42

In connection with certain discontinued operations, the Company has future minimum lease payments and future sublease rental receipts at January 28, 1995 as follows (in thousands):

                        Minimum Lease    Sublease Rental
Fiscal Year Ending        Payments           Receipts
January 1996               $8,832             $6,250
January 1997                7,722              5,104
January 1998                4,755              2,764
January 1999                3,339              1,932
January 2000                2,485              1,628
Later Years                 6,823                953
Total                     $33,956            $18,631

The Company has significant obligations relating to postretirement, casualty, environmental, lease and other liabilities of discontinued operations. In connection with the sale and acquisition of certain businesses, the Company has indemnified the purchasers and sellers for certain environmental liabilities, lease obligations and other matters. The Company believes it has provided adequate reserves for anticipated future costs of its discontinued operations.

15. COMMON STOCK AND PREFERRED STOCK:

At January 29, 1994, 1,000 shares of $1.00 par value common stock were authorized, issued and outstanding. The Company's Certificate of Incorporation was amended on April 27, 1994 to authorize 150,000,000 shares of common stock, to reduce the par value of the common stock from $1.00 to $.01 per share and to authorize a 35,035 for 1 stock split of all outstanding shares of common stock. The stock split was effective April 27, 1994. In connection with the merger of Holdings II into the Company, the 35,035,000 shares of common stock of the Company outstanding prior to the Recapitalization were canceled and approximately 28,164,000 shares of common stock were issued in exchange for the common stock of Holdings II. All historical amounts and earnings per share computations have been adjusted to reflect the merger and the stock split.

In connection with the 1989 merger of a wholly owned subsidiary of the Company into Group, approximately 4,250,000 shares of 15 1/2% Cumulative Exchangeable Redeemable Preferred Stock ("Merger Preferred Stock"), par value $.01 (authorized 16,000,000 shares), were issued. At January 29, 1994, approximately 6,268,000 shares were outstanding. Dividends payable in additional shares accrued during fiscal 1994, 1993, and 1992, including accretion for difference between redemption value and fair value at date of issuance, aggregated approximately $14.4 million, $23.7 million and $18.8 million, respectively. All of the shares of Merger Preferred Stock were redeemed in connection with the Recapitalization.

At January 29, 1994, 30,000,000 shares of $.10 par value preferred stock of Group were authorized and approximately 1,806,000 shares of $2.50 Convertible Preferred Stock, Series A of Group ("Series A Preferred Stock") were outstanding. Each share of Series A Preferred Stock of Group had an annual dividend of $2.50 per share. All of the Series A Preferred Stock of Group was redeemed in connection with the Recapitalization.

The Company has not declared or paid cash dividends on common stock since its incorporation. The New Credit Facilities prohibit the payment of dividends until the fifth full fiscal quarter following the closing date of the Recapitalization and then limit any dividends paid to a maximum of $3 million per quarter unless the principal amount of the Term Loan Facilities is reduced to less than $350 million and certain other conditions are satisfied (in which case the New Credit Facilities limit dividends paid in any year to a maximum of 25% of net income for the prior fiscal year).
                                                                              43

16. STOCK OPTION PLANS:

Effective on January 28, 1994, the Company adopted the 1993 Employee Stock Option Plan ("1993 Plan") for certain key employees. The 1993 Plan was created primarily for the special purpose of rewarding key employees for the appreciation earned through prior service under the Company's previous equity share plan that was terminated on October 29, 1993. The 1993 Plan authorizes the issuance of 3,119,466 shares of Common Stock. Effective on January 28, 1994, the Company granted options to acquire 3,119,466 shares of the Common Stock. The majority of these options vest 40% in June 1995 with the remaining shares vesting in June 1996. In connection with the adoption of this plan, the Company recorded a charge of $26.7 million for management equity plan expense.

In addition, effective in April 1994 the 1994 Employee Stock Option Plan ("1994 Plan") was adopted as a successor to the 1993 Plan to facilitate awards to certain key employees and to consultants. The 1994 Plan authorizes the issuance of up to 2,980,534 shares of Common Stock and provides that no options may be granted after 10 years from the effective date of this plan. Options vest, in each case, as specified by the Company's compensation committee, generally over three years after issuance.

At January 28, 1995, none of the outstanding options were exercisable.

Upon a change of control, as defined, all of the above options become fully vested and exercisable.

Stock option activity under the plans is as follows:

[CAPTION]

                                                    Fiscal Year Ended
                                        JANUARY 28, 1995            January 29, 1994
                                     NUMBER           PRICE      Number          Price
                                         OF             PER          of            Per
                                     SHARES           SHARE      Shares          Share
Outstanding beginning of year       3,119,466    $ 3.99- 8.26          --    $        --
Awarded                               186,634      4.43-10.50   3,199,466      3.99-8.26
Cancelled                            (209,298)     3.99- 8.26          --             --
Outstanding end of year             3,096,802    $ 3.99-10.50   3,199,466    $ 3.99-8.26

On February 23, 1995, the Company adopted the 1994 Director's Stock Option Plan ("the Director's Plan") which provides for the issuance of a maximum of 600,000 options to non-management directors and directors not affiliated with a major stockholder. This plan is subject to stockholder approval and, as of January 28, 1995, no options were granted.
44

17. INCOME TAXES:

Deferred income taxes are provided for the temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. The components of the net deferred tax liability as of January 28, 1995 and January 29, 1994 were as follows (in thousands):

                                                                       JANUARY 28,    January 29,
                                                                         1995           1994
Deferred tax assets:
  Employee benefits, including postretirement benefits               $    68,862    $    69,358
  Net operating loss carryforwards                                       136,709        151,913
  Investment tax credit carryforwards                                     10,700         11,900
  Alternative minimum tax credits                                          7,100          7,000
  Other liabilities and reserves                                          99,132        130,056
  Valuation allowance                                                   (268,908)      (296,624)
  Total deferred tax assets                                               53,595         73,603
Deferred tax liabilities:
  Property, plant and equipment                                           54,972         51,258
  Unamortized debt discount                                                   --         22,985
  Total deferred tax liabilities                                          54,972         74,243
Net deferred tax liability                                           $     1,377    $       640

The valuation allowances of $268.9 million at January 28, 1995 and $296.6 million at January 29, 1994 were established because, in the Company's assessment, it was uncertain whether the net deferred tax assets would be realized.

The provisions for income taxes applicable to continuing operations for fiscal 1994, 1993 and 1992 are summarized as follows (in thousands):

[CAPTION]

                                       Fiscal Year Ended
                            JANUARY 28,    January 29,    January 30,
                                 1995           1994           1993
Current
  Federal                          150    $        --    $    (6,677)
  State and local                5,158          6,462          4,896
  Foreign                        6,056          7,697          5,739
                                11,364         14,159          3,958
Deferred
  State and local                  162            (16)        (5,936)
  Foreign                           11         (2,866)        (1,178)
                                   173         (2,882)        (7,114)
Income tax expense (benefit)    11,537    $    11,277    $    (3,156)

                                                                              45

Domestic and foreign components of income (loss) from continuing operations before income taxes are summarized as follows (in thousands):

[CAPTION]

                     Fiscal Year Ended
                JANUARY 28,    January 29,    January 30,
                   1995           1994           1993
Domestic      $    68,720    $  (172,183)   $   (60,966)
Foreign            18,563         10,135         12,469
                   87,283    $  (162,048)   $   (48,497)

A reconciliation between income taxes computed at the statutory Federal rate (35% for fiscal 1994 and 1993 and 34% for fiscal 1992) and the provisions for income taxes applicable to continuing operations is as follows (in thousands):

[CAPTION]

                                                                                                      Fiscal Year Ended
                                                                                          JANUARY 28,    January 29,    January 30,
                                                                                                 1995           1994           1993
Amount at statutory Federal rate                                                          $    30,549    $   (56,717)   $   (16,489)
State and local income taxes, net of Federal income tax benefit                                 3,391          6,229         (2,893)
Foreign tax more (less) than Federal tax at statutory rate                                       (360)         1,284            321
Foreign dividend income                                                                        23,509             --             --
Amortization and write-off of goodwill                                                             --         46,421          1,258
Other                                                                                           1,354         (2,035)          (456)
Valuation allowance                                                                           (46,906)        16,095         15,103
Income tax expense (benefit)                                                              $    11,537    $    11,277    $    (3,156)

During 1994, the valuation allowance decreased $27.7 million from 1993. The net decrease resulted from the utilization of $46.9 million for continuing operations offset by $19.2 million in additions related primarily to the deferral of the net benefits arising from the loss on redemption of indebtedness and other miscellaneous adjustments. During 1993, the valuation allowance increased $48.4 million which consisted of $16.1 million related to continuing operations and $32.3 million related primarily to the establishment of reserves for discontinued operations and other miscellaneous adjustments.
46

At January 28, 1995, the Company had the following tax attribute carryforwards available for Federal income tax purposes (in thousands):

                                                                               Expiration
                                                                    Amount       Dates
Net operating losses -- regular tax
  Preacquisition, subject to limitations                           $134,000    1996-2003
  Postacquisition, unrestricted                                     257,000    2006-2009
                                                                   $391,000
Net operating losses -- alternative minimum tax
  Preacquisition, subject to limitations                           $112,000    1996-2002
  Postacquisition, unrestricted                                     187,000    2006-2008
                                                                   $299,000
Investment tax and other credits
  Preacquisition, subject to limitations                           $ 10,700    1995-2003
Alternative minimum tax credits                                    $  7,100     No limit

The Company's Federal income tax returns for fiscal 1988 through 1991 are currently under examination by the Internal Revenue Service ("IRS"). The examination is at a preliminary stage. The IRS has outstanding challenges to the availability or timing of the utilization of $139 million of the Company's net operating losses ("NOLs") and other deductions. The Company disputes the proposed adjustments. If the IRS were to maintain its position and such position were to be upheld in litigation, the Company would become liable for the payment of interest and would lose a material amount of the NOLs and other deductions otherwise available to the Company in future years.

Approximately $134.0 million of the Company's NOLs and $10.7 million of the Company's unused Federal tax credits may be used only against the income and apportioned tax liability of the specific corporate entity that generated such losses or credits or its successors. Because of the merger of Group and C&A Products, such NOLs and credits may be used against the income and apportioned tax liability of C&A Products, which the Company believes will have sufficient taxable income and apportioned tax liability to fully use such NOLs and to use a substantial portion of such tax credits. The Recapitalization did not constitute a "change in control" that would result in annual limitations on the Company's use of its NOLs and unused tax credits. However, future sales of common stock by the Company or the principal shareholders, or changes in the composition of the principal shareholders, could constitute such a "change in control". Management cannot predict whether such a "change in control" will occur. If such a "change of control" were to occur, the resulting annual limitations on the use of NOLs and tax credits would depend on the value of the equity of the Company and the amount of "built-in gain" or "built-in loss" in the Company's assets at the time of the "change in control", which cannot be known at this time.

Income taxes paid, net of refunds, were $5.1 million, $3.3 million, and $16.8 million for fiscal 1994, 1993 and 1992, respectively.

18. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS:

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

CASH AND CASH EQUIVALENTS, ACCOUNTS AND NOTES RECEIVABLE, AND ACCOUNTS
PAYABLE -- The carrying amount approximates fair value because of the short maturity of these instruments.
                                                                              47

RECEIVABLE FROM SALE OF BUSINESS, LONG-TERM INVESTMENTS -- Fair value approximates carrying value.

INTEREST RATE PROTECTION AGREEMENTS -- The fair value of interest rate cap and corridor agreements is based on quoted market prices as if the agreements were entered into on the measurement date.

LONG-TERM DEBT -- The fair value of publicly-traded long-term debt is based upon the quoted market price of the issues. The fair value of the remaining long-term debt of the Company approximates the carrying value.

PREFERRED STOCK -- The fair value of the Company's redeemable preferred stock and the Series A Preferred Stock of Group is based upon the quoted market price. The fair value of the Series A Preferred Stock approximates the carrying value.

The estimated fair values of the Company's financial instruments are summarized as follows (in thousands):
[CAPTION]

                                                                                JANUARY 28, 1995         January 29, 1994
                                                                                          ESTIMATED
                                                                              CARRYING        FAIR    Carrying     Estimated
                                                                                AMOUNT       VALUE      Amount    Fair Value
Receivable from sale of business                                              $     --    $     --    $ 70,000    $   70,000
Long-term investments                                                            4,364       4,364       1,046         1,046
Interest rate protection agreements                                              1,405       1,567          --            --
Long-term debt                                                                 566,077     566,077     923,554     1,017,927
Preferred stock                                                                     --          --     122,681       161,200

19. RELATED PARTY TRANSACTIONS:

Pursuant to the Stockholders' Agreement among the Company, Group, Blackstone Partners and WP Partners dated December 1988, the Company paid Blackstone Partners and WP Partners, or their respective affiliates, operating, management and advisory fees aggregating $5.0 million annually until the agreement's amendment in July 1994.

Under the Amended and Restated Stockholders' Agreement among the Company, C&A Products, Blackstone Partners and WP Partners, the Company pays Blackstone Partners and WP Partners, or their respective affiliates, each an annual monitoring fee of $1.0 million, which is payable quarterly and which commenced in the quarter ended October 29, 1994.

During the first quarter of 1994, the Company incurred expenses of $2.5 million for services performed by affiliates of Blackstone Partners and WP Partners in connection with a comprehensive review of the Company's liabilities associated with discontinued operations, including surplus real estate, postretirement and workers compensation liabilities. The Company also incurred during the first quarter of 1994 expenses of $2.75 million for services performed by affiliates of WP Partners and $3.25 million for services performed by affiliates of Blackstone Partners in connection with the Company's review of refinancing and strategic alternatives as well as other advisory services; these fees are included in "selling, general and administrative expenses" for the first quarter of 1994.
48

In connection with the Company's discontinued operations, the Company incurred fees to affiliates of Blackstone Partners and WP Partners for services related to divestitures aggregating $4.3 million and $.5 million during fiscal 1993 and 1992, respectively. Amounts in fiscal 1993 related principally to divestiture fees on the sales of Kayser-Roth and the Engineering Group, and advisory services in connection with the sale of Builders Emporium's inventory, real estate and other assets. Fees incurred during the first quarter of 1994 included $.1 million to an affiliate of Blackstone Partners for advisory services in connection with the sale of Builders Emporium's inventory, real estate and other assets.

In September 1993, an affiliate of Blackstone Partners negotiated with a real estate consultant to receive 20% of the incentive fees payable to the consultant by the Company in connection with the resolution of lease liabilities of Builders Emporium. Such affiliate received approximately $.5 million in fees during 1994 pursuant to this arrangement.

20. INFORMATION ABOUT SEGMENTS OF THE COMPANY'S OPERATIONS:

The Company's continuing business segments consist of Automotive Products, which supplies interior trim products to the North American automotive industry; Interior Furnishings, which manufactures residential upholstery and commercial floorcoverings in the United States; and Wallcoverings, which produces residential and commercial wallpaper in North America.

Direct and indirect sales to significant customers in excess of ten percent of net sales are as follows:

                                 1994    1993    1992
General Motors Corporation       18.3%   16.1%   15.3%
Ford Motor Company               12.1     N/A     N/A
Chrysler Corporation             10.3    10.0    10.2

                                                                              49

Information about the Company's segments for fiscal 1994, 1993 and 1992 follows (in thousands):

                                                           OPERATING
                                                             INCOME        DEPRECIATION
FISCAL YEAR ENDED                                    NET     (LOSS)                 AND                       CAPITAL
JANUARY 28, 1995                                   SALES        (B)    AMORTIZATION (D)    ASSETS (B)    EXPENDITURES
Automotive Products                          $   904,855   $123,318    $         25,279    $  273,010    $     55,834
Interior Furnishings                             414,524     57,421              12,247       131,851          22,173
Wallcoverings                                    216,623      7,039               5,292       101,159           5,360
                                               1,536,002    187,778              42,818       506,020          83,367
Corporate items                                       --    (14,938)              1,064       175,051(F)        1,056
                                             $ 1,536,002   $172,840    $         43,882    $  681,071    $     84,423

                                                           Operating
                                                             Income        Depreciation
Fiscal Year Ended                                    Net     (Loss)                 and                       Capital
January 29, 1994                                   Sales        (b)    Amortization (d)    Assets (b)    Expenditures
Automotive Products                          $   677,867   $ (2,261)   $         25,873    $  379,637    $     29,208
Interior Furnishings                             407,201     12,175              12,521       226,417          11,768
Wallcoverings                                    220,449    (17,856)              6,229       125,387           3,751
                                               1,305,517     (7,942)(c)           44,623      731,441          44,727
Corporate items                                       --    (38,282)(e)              384      187,384             196
                                               1,305,517    (46,224)             45,007       918,825          44,923
Discontinued operations                               --         --              16,340            --          11,355
                                             $ 1,305,517   $(46,224)   $         61,347    $  918,825    $     56,278
                                                           Operating
                                                             Income        Depreciation
Fiscal Year Ended                                    Net     (Loss)                 and                       Capital
January 30, 1993 (a)                               Sales        (b)    Amortization (d)    Assets (b)    Expenditures
Automotive Products                          $   643,827   $ 52,684    $         29,419    $  403,148    $     20,563
Interior Furnishings                             391,778     37,520              13,003       240,292          14,295
Wallcoverings                                    241,895      1,141               6,545       170,516           3,045
                                               1,277,500     91,345(c)           48,967       813,956          37,903
Corporate items                                       --    (24,461)                198       137,301             306
                                               1,277,500     66,884              49,165       951,257          38,209
Discontinued operations                               --         --              22,541       190,177          15,972
                                             $ 1,277,500   $ 66,884    $         71,706    $1,141,434    $     54,181

(a) The fiscal year ended January 30, 1993 included fifty-three weeks.
(b) Operating income (loss) is determined by deducting all operating expenses, including restructuring costs, goodwill write-off and other costs, from revenues. Operating expenses do not include interest expense. Assets of the business segments at January 30, 1993 include goodwill. Operating income
    (loss) reflects related amortization.
(c) The segment operating loss of $7.9 million in 1993 includes the write-off of goodwill of $129.9 million; $68.4 million of which is included in the $2.3 million operating loss of the Automotive Products segment; $31.6 million of which is included in the $12.2 million operating income of the Interior Furnishings segment and $29.9 million of which is included in the $17.9 million operating loss of the Wallcoverings' segment. The Wallcoverings' segment operating income in 1992 includes restructuring costs of $10.0 million.
(d) Depreciation and amortization excludes the amortization of deferred financing costs and debt discount which do not impact operating income
    (loss).
(e) Corporate items in 1993 include $26.7 million of management equity plan expense.
(f) Includes Carcorp's $83.5 million subordinated interest in the total receivables pool of $228.5 million, net of allowances for doubtful accounts.
50

21. COMMITMENTS AND CONTINGENCIES:

LEGAL

During 1991, a Fifth Consolidated Amended Complaint was filed in IN RE IVAN F. BOESKY SECURITIES LITIGATION, involving numerous class actions and individual claims against a variety of defendants including Group. Among other things, this complaint asserts claims on behalf of certain of Group's former preferred stockholders alleging a conspiracy to manipulate the price of stock in 1986 for the purpose of triggering a redemption of certain outstanding preferred stock of Group. In 1992, Advanced Development & Engineering Centre ("ADEC"), a division of an indirect subsidiary of the Company, filed arbitration demands against the Pakistan Ordnance Factories Board ("POF") concerning ADEC's installation of a munitions facility for POF. POF filed arbitration counterclaims alleging that ADEC's alleged breach of contract caused POF to lose its entire investment in the munitions facility.

The Company and its subsidiaries also have other lawsuits and claims pending against them and have certain guarantees outstanding which were made in the ordinary course of business.

The ultimate outcome of the legal proceedings to which the Company is a party will not, in the opinion of the Company's management based on the facts presently known to it, have a material effect on the Company's consolidated financial condition or results of operations.

ENVIRONMENTAL

In 1988, the Federal government filed suit in the U.S. District Court for the District of Rhode Island against the Company's former Kayser-Roth subsidiary and others in connection with a Superfund site in Rhode Island. The District Court held Kayser-Roth liable under CERCLA for all past and future response costs. By Amended Administrative Order issued June 4, 1991, the EPA directed Kayser-Roth to implement the remedies set forth in its Record of Decision issued September 18, 1990. Since the beginning of fiscal 1991 to date, Kayser-Roth has paid approximately $3.6 million for past response costs, prejudgment interest and remediation. Kayser-Roth is in the process of complying with the remainder of the order. The Company has agreed to indemnify Kayser-Roth with respect to this matter.

The Company is legally or contractually responsible or alleged to be responsible for the investigation and remediation of contamination at various sites. It also has received notices that it is a potentially responsible party ("PRP") in a number of proceedings. The Company may be named as a PRP at other sites in the future, including with respect to divested and acquired businesses. It is a normal risk of operating a manufacturing business that liability may be incurred for investigating and remediating on-site and off-site contamination. The Company is currently engaged in investigation or remediation at certain sites. In estimating the total cost of investigation and remediation, the Company has considered, among other things, the Company's prior experience in remediating contaminated sites, remediation efforts by other parties, data released by the EPA, the professional judgment of the Company's environmental experts, outside environmental specialists and other experts, and the likelihood that other parties which have been named as PRPs will have the financial resources to fulfill their obligations at sites where they and the Company may be jointly and severally liable. Under the scheme of joint and several liability, the Company could be liable for the full costs of investigation and remediation even if additional parties are found to be responsible under the applicable laws. It is difficult to estimate the total cost of investigation and remediation due to various factors including incomplete information regarding particular sites and other PRPs, uncertainty regarding the extent of environmental problems and the Company's share, if any, of liability for such problems, the selection of alternative compliance approaches, the complexity of environmental laws and regulations and changes in cleanup standards and techniques. When it has been possible to provide reasonable estimates of the Company's liability with respect to environmental sites, provisions have been made in accordance with generally accepted accounting principles. The Company records its best estimate when it believes it is probable that an environmental liability has been incurred and the amount of loss can be reasonably estimated. The Company also considers estimates of certain reasonably possible environmental liabilities in determining the aggregate amount of environmental reserves. In its assessment
                                                                              51
the Company makes its best estimate of the liability based upon information available to the Company at that time, including the professional judgment of the Company's environmental experts, outside environmental specialists and other experts. As of January 28, 1995, excluding sites at which the Company's participation is anticipated to be de minimis or otherwise insignificant or where the Company is being indemnified by a third party for the liability, there are 14 sites where the Company is participating in the investigation or remediation of the site either directly or through financial contribution, and 11 additional sites where the Company is alleged to be responsible for costs of investigation or remediation. As of January 28, 1995, the Company's estimate of its liability for these 25 sites is $29.6 million. As of January 28, 1995, the Company has established reserves of approximately $31.7 million for the estimated future costs related to all its known environmental sites. In the opinion of management, based on the facts presently known to it, the environmental costs and contingencies will not have a material adverse effect on the Company's consolidated financial condition or results of operations. However, there can be no assurance that the Company has identified or properly assessed all potential environmental liability arising from the activities or properties of the Company, its present and former subsidiaries and their corporate predecessors.

The Company is subject to increasingly stringent Federal, state and local environmental laws and regulations that (i) affect ongoing operations and may increase capital costs and operating expenses and (ii) impose liability for the costs of investigation and remediation and certain other damages related to on-site and off-site soil and groundwater contamination. The Company's management believes that it has obtained, and is in material compliance with, all material environmental permits and approvals necessary to conduct its various businesses. Environmental compliance costs for continuing businesses currently are accounted for as normal operating expenses or capital expenditures of such business units. In the opinion of management, based on the facts presently known to it, such environmental compliance costs will not have a material adverse effect on the Company's consolidated financial condition or results of operations.

OTHER COMMITMENTS

The majority of Builders Emporium's leased properties have been assigned to third parties. In addition, Group has assigned leases in connection with the divestiture of Kayser-Roth, the Engineering Group, Wickes Manufacturing Company and other divested businesses. Although Group has obtained releases from the lessors of certain properties, C&A Products, as successor by merger to Group, remains contingently liable under most of the leases. C&A Products' future liability for these leases, in management's opinion, based on the facts presently known to it, will not have a material effect on the Company's consolidated financial condition or results of operations.
52

22. QUARTERLY FINANCIAL DATA (UNAUDITED):

    (in thousands, except for per share data)
                                                                                   FIRST      SECOND       THIRD      FOURTH
FISCAL 1994                                                                      QUARTER     QUARTER     QUARTER     QUARTER
Net sales                                                                       $390,446    $359,749    $403,722    $382,085
Gross margin                                                                     100,954      87,357      92,976      89,846
Income from continuing operations before income taxes                             15,372      10,293      33,941      27,677
Income from continuing operations                                                 12,754       7,323      30,966      24,703
Net income (loss)                                                                 12,754     (99,205)     30,966      24,703
Primary and fully diluted earnings (loss) per share before extraordinary loss        .19       (2.17)        .43         .34
Primary and fully diluted earnings (loss) per share                                  .19       (4.99)        .43         .34
Common stock prices
  High                                                                                --     10 9/16      10 7/8       9 1/4
  Low                                                                                 --          10       8 5/8       7 7/8
                                                                                   First      Second       Third      Fourth
Fiscal 1993                                                                      Quarter     Quarter     Quarter     Quarter
Net sales                                                                     $339,043    $ 289,694    $ 334,629    $342,151
Gross margin                                                                    78,948       61,230       84,445      85,104
Loss from continuing operations before income taxes                             (2,202)     (18,343)    (125,725)    (15,778)
Loss from continuing operations                                                 (5,473)     (20,628)    (129,821)    (17,403)
Net income (loss)                                                               (9,069)    (149,430)    (129,871)     10,706
Primary and fully diluted earnings (loss) per share                               (.54)       (5.70)       (4.99)        .16

Net loss in the second quarter of fiscal 1994 includes an extraordinary loss of $106.5 million related to the Recapitalization.

Loss from continuing operations before income taxes in the third quarter of fiscal 1993 includes the write-off of goodwill of $129.9 million. The fourth quarter of fiscal 1993 includes management equity plan expense of $26.7 million. Net loss in fiscal 1993 includes provisions for loss (gain) on disposal of discontinued operations of $2.2 million, $125.4 million and ($28.1) million in the first, second and fourth quarters, respectively.

The Company's operations are not subject to significant seasonal influences.
                                                                           53

23. SUBSEQUENT EVENT:

On March 31, 1995, C&A Products repaid and terminated the Bridge Receivables Facility and entered, through a trust formed by its wholly-owned, bankruptcy remote subsidiary Carcorp, into a new receivables facility (the "Receivables Facility") comprised of (i) term certificates, which were issued on March 31, 1995, in an aggregate face amount of $110 million and having a term of five years and (ii) variable funding certificates, which represent revolving commitments, of up to an aggregate of $75 million and having a term of five years. Carcorp purchases on a revolving basis and transfers to the trust virtually all trade receivables generated by C&A Products and certain of its subsidiaries (the "Sellers").

Availability under the variable funding certificates at any time depends primarily on the amount of receivables generated by the Sellers from sales to the auto industry, the rate of collection on those receivables and other characteristics of those receivables which affect their eligibility (such as bankruptcy or downgrading below investment grade of the obligor, delinquency and excessive concentration). Based on these criteria, at March 31, 1995 approximately $30 million was available under the variable funding certificates, of which approximately $12 million was utilized.

The term certificates bear interest at an average rate equal to one-month LIBOR plus .34% per annum. The variable funding certificates bear interest, at Carcorp's option, at LIBOR plus .40% per annum or a prime rate.
54